Exhibit 99.1

Notice of Annual and Special Meeting
of Shareholders
Friday, May 1, 2020

Management Information Circular

AGNICO EAGLE MINES LIMITED
145 King Street East, Suite 400
Toronto, Ontario
M5C 2Y7

NOTICE OF 2020 ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

Date:	Friday, May 1, 2020
Time:	11:00 a.m. (Toronto time)
Place:	Arcadian Court 401 Bay Street, Simpson Tower, 8th Floor, Toronto, Ontario, M5H 2Y4
Business of the Meeting:	1.	Receipt of the financial statements of Agnico Eagle Mines Limited (the "Company") for the year ended December 31, 2019 and the auditors' report on the statements;
	2.	Election of directors;
	3.	Appointment of auditors;
	4.	Consideration of and, if deemed advisable, the passing of a non-binding, advisory resolution accepting the Company's approach to executive compensation; and
	5.	Consideration of any other business which may be properly brought before the Annual and Special Meeting of Shareholders (the "Meeting").

IMPORTANT NOTICE

        The Meeting is currently scheduled to take place in person. However, the Company's Board of Directors and management are assessing whether an in-person Meeting is in the best interests of the Company and its shareholders in light of the concerns raised by COVID-19. Accordingly, there is a possibility that the Meeting will be held virtually and that shareholders will not be able to attend the Meeting physically. In the event that the Company decides to hold the Meeting virtually, the Company will make a public announcement to this effect by issuing a news release as soon as reasonably practicable prior to the Meeting. The news release will contain detailed instructions explaining how shareholders will be able to attend, communicate and vote at the virtual Meeting. The news release will be posted on the Company's website at www.agnicoeagle.com and will be filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are strongly encouraged to check the Company's website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

By order of the Board of Directors
CHRISTOPHER VOLLMERSHAUSEN Vice-President, Legal and Corporate Secretary March 17, 2020

To be effective at the meeting, proxies must be deposited with Computershare Trust Company of Canada no later than 48 hours prior to the commencement of the meeting.

MANAGEMENT INFORMATION CIRCULAR

        This Management Information Circular (the "Circular") is provided in connection with the solicitation by the management of Agnico Eagle Mines Limited (the "Company") of proxies for use at the Annual and Special Meeting of Shareholders to be held on May 1, 2020 (the "Meeting"). Unless otherwise indicated, all information in this Circular is given as at March 17, 2020 and all dollar amounts are stated in United States dollars ("U.S. dollars", "$" or "US$"). Certain information in this Circular is presented in Canadian dollars ("C$").

Notes to Readers

Forward-Looking Statements

        The information in this Circular has been prepared as at March 17, 2020. Certain statements contained in this Circular constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws and are referred to herein as "forward-looking statements". When used in this Circular, the words "could", "estimate", "expect", "forecast", "future", "plan", "possible", "potential", "will" and similar expressions are intended to identify forward-looking statements. In particular, this Circular contains forward-looking statements pertaining to the business and location of, and the procedure for, the Meeting, including the possibility that the Meeting will be held virtually in light of the concerns raised by COVID-19, the Company's plans with respect to compensation plans and practices and statements concerning the Company's expansion plans at Kittila, Meliadine Phase 2 and Amaruq Phase 2, and the Company's ramp up of activities at Meliadine and Amaruq, including the timing, funding, completion and commissioning thereof. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The material factors and assumptions used in the preparation of the forward-looking statements contained herein, which may prove to be incorrect, include, but are not limited to, the assumptions set forth herein and in the Company's management's discussion and analysis for the year ended December 31, 2019 (the "MD&A") and the Company's annual information form dated as of March 27, 2020 (the "AIF"). Many factors, known and unknown, could cause the actual results to be materially different from those expressed or implied by such forward-looking statements. Other than as required by law, the Company does not intend, and does not assume any obligation, to update these forward-looking statements.

Note Concerning Estimates of Mineral Reserves and Mineral Resources

        The mineral reserve and mineral resource estimates contained in this Circular have been prepared in accordance with the Canadian securities administrators' (the "CSA") National Instrument 43-101 — Standards of Disclosure for Mineral Projects ("NI 43-101"). These standards are similar to those used by the United States Securities and Exchange Commission's (the "SEC") Industry Guide No. 7, as interpreted by Staff at the SEC ("Guide 7"). However, the definitions in NI 43-101 differ in certain respects from those under Guide 7. Accordingly, mineral reserve and mineral resource information contained in this Circular may not be comparable to similar information disclosed by United States companies. Under Guide 7, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the "SEC Modernization Rules") to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"), which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC's disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Guide 7. Issuers must begin to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021, though Canadian issuers that report in the United States using the Multijurisdictional Disclosure System ("MJDS") may still use NI 43-101 rather than the SEC Modernization Rules when using the SEC's MJDS registration statement and annual report forms. Guide 7 will remain effective until all issuers are required to comply with the SEC Modernization Rules, at which time Guide 7 will be rescinded.

        As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of "measured mineral resources", "indicated mineral resources" and "inferred mineral resources." In addition, the SEC has amended the definitions of "proven mineral reserves" and "probable mineral reserves" in the SEC Modernization Rules, with definitions that are substantially similar to those used in NI 43-101. United States investors are cautioned that while the SEC now recognizes "measured mineral resources", "indicated mineral resources" and "inferred mineral resources", investors should not assume that any part or all of the mineral deposits in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any "measured mineral resources", "indicated mineral resources", or "inferred mineral resources" that the Company reports in this Circular are or will be economically or legally mineable. Further, "inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian regulations, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in limited circumstances. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is or will ever be economically or legally mineable.

        The mineral reserve and mineral resource data set out in this Circular are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery will be realized. The Company does not include equivalent gold ounces for by-product metals contained in mineral reserves in its calculation of contained ounces and mineral reserves are not reported as a subset of mineral resources. See "Mineral Reserves and Mineral Resources" in the AIF for additional information.

Note to Investors Concerning Certain Measures of Performance

        This Circular discloses certain measures, including "total cash costs per ounce", "all-in sustaining costs per ounce" and "minesite costs per tonne", that are not standardized measures under IFRS. These data may not be comparable to data reported by other issuers. For a reconciliation of these measures to the most directly comparable financial information reported in the consolidated financial statements prepared in accordance with IFRS and a discussion of how management uses these measures see "Non-GAAP Financial Performance Measures" in the MD&A. For scientific and technical information about the Company's mines and projects, please refer to the AIF.

SECTION 1: VOTING INFORMATION

IMPORTANT NOTICE

        The Meeting is currently scheduled to take place in person. However, the Company's Board of Directors and management are assessing whether an in-person Meeting is in the best interests of the Company and its shareholders in light of the concerns raised by COVID-19. Accordingly, there is a possibility that the Meeting will be held virtually and that shareholders will not be able to attend the Meeting physically. In the event that the Company decides to hold the Meeting virtually, the Company will make a public announcement to this effect by issuing a news release as soon as reasonably practicable prior to the Meeting. The news release will contain detailed instructions explaining how shareholders will be able to attend, communicate and vote at the virtual Meeting. The news release will be posted on the Company's website at www.agnicoeagle.com and will be filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are strongly encouraged to check the Company's website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

Who is soliciting my proxy?

        The management of the Company is soliciting your proxy for use at the Annual and Special Meeting of Shareholders.

What will I be voting on?

        You will be voting on:

  •
  the election of directors (page 6);

  •
  the appointment of Ernst & Young LLP as the Company's auditors (page 21);

  •
  a non-binding, advisory resolution on the Company's approach to executive compensation (page 22); and

  •
  other business brought before the Meeting if any other matter is put to a vote.

What else will happen at the Meeting?

        The financial statements for the year ended December 31, 2019, together with the auditors' report on such statements, will be presented at the Meeting.

How will these matters be decided at the Meeting?

        A majority of votes cast, by proxy or in person, will constitute approval of each of the matters specified in this Circular.

How many votes do I have?

        You will have one vote for each common share of the Company you own at the close of business on March 17, 2020, the record date for the Meeting. To vote common shares that you acquired after the record date, you must, no later than the commencement of the Meeting:

  •
  request that the Company add your name to the list of voters; and

  •
  properly establish ownership of the common shares or produce properly endorsed share certificates evidencing that the common shares have been transferred to you.

How many shares are eligible to vote?

        At the close of business on March 17, 2020, there were 240,848,228 common shares of the Company outstanding. Each common share held at that date entitles its holder to one vote. Blackrock Inc. filed a report dated February 4, 2020 with securities regulators stating that it controls 27,915,973 (or approximately 11.7%) of the Company's common shares as at the date of the report. To the knowledge of the directors and officers of the Company, no other person or corporation owns or exercises control or direction over 10% or more of the outstanding common shares.

How do I vote?

        If you are eligible to vote and your common shares are registered in your name, you can vote your common shares in person at the Meeting or by proxy, as explained below. If your common shares are registered in the name of an intermediary, such as a bank, trust company, securities broker or other financial institution, please see the instructions below under the heading "How can a non-registered shareholder vote?".

How can a registered shareholder vote by proxy?

        In addition to voting in person at the Meeting, you may vote by mail by completing the form of proxy and returning it in the enclosed envelope to Computershare Trust Company of Canada (the "Transfer Agent"). You may also appoint a person (who need not be a shareholder), other than one of the directors or officers named in the proxy, to represent you at the Meeting by inserting the person's name in the blank space provided in the proxy and returning the proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

        You may also vote by phone or via the Internet. To vote by phone, in Canada and the United States only, call the toll-free number listed on the proxy from a touch tone phone. When prompted, enter your Control Number listed on the proxy and follow the voting instructions. To vote via the Internet, go to the website specified on the proxy and enter your Control Number listed on the proxy and follow the voting instructions on the screen. If you vote by telephone or via the Internet, do not complete or return the proxy form.

How will my proxy be voted?

        On the form of proxy, you can indicate how you would like your proxyholder to vote your common shares for any matter put to a vote at the Meeting and on any ballot, and your common shares will be voted accordingly. If you do not indicate how you want your common shares to be voted, the persons named in the proxy intend to vote your common shares in the following manner:

  (i)
  FOR the election of management's nominees as directors;

  (ii)
  FOR the appointment of management's nominees, Ernst & Young LLP, as the auditors and the authorization of the directors to fix the remuneration of the auditors;

  (iii)
  FOR the acceptance of the Company's approach to executive compensation; and

  (iv)
  FOR management's proposals generally.

What if I want to revoke my proxy?

        You can revoke your proxy at any time prior to its use. You may revoke your proxy by requesting, or having your authorized attorney request, in writing to revoke your proxy. This request must be delivered to the Company's address (as listed in this Circular) before the last business day preceding the day of the Meeting or to the Chairperson of the Meeting on the day of the Meeting or any adjournment.

How are proxies solicited?

        The solicitation of proxies will be primarily by mail; however, proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The cost of this solicitation will be paid by the Company.

How can a non-registered shareholder vote?

        If your common shares are not registered in your name, they will be held by an intermediary such as a bank, trust company, securities broker or other financial institution. Each intermediary has its own procedures that should be carefully followed by non-registered shareholders to ensure that their common shares are voted at the Meeting, including when and where the proxy or voting instruction form is to be delivered. If you are a non-registered shareholder, you should have received this Circular, together with either (a) the voting instruction form from your intermediary to be completed and signed by you and returned to the intermediary in accordance with the instructions provided by the intermediary, or (b) a form of proxy, which has already been signed by the intermediary and is restricted as to the number of common shares beneficially owned by you, to be completed by you and returned to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting. To vote in person at the Meeting, a non-registered shareholder should, in the case of a voting instruction form, follow the instructions set out on the voting instruction form and, in the case of a form of proxy, insert his or her name in the blank space provided and return the form of proxy to the Transfer Agent no later than 48 hours prior to the commencement of the Meeting.

How can I attend, communicate and vote at the Meeting if the Company decides to hold the Meeting virtually?

        In the event that the Company decides to hold the Meeting virtually as a result of the concerns raised by COVID-19, the Company will make a public announcement to this effect by issuing a news release as soon as reasonably practicable prior to the Meeting. The news release will contain detailed instructions explaining how shareholders will be able to attend, communicate and vote at the virtual Meeting. The news release will be posted on the Company's website at www.agnicoeagle.com and will be filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Shareholders are strongly encouraged to check the Company's website, SEDAR and/or EDGAR on a regular basis to ensure that they are apprised of any and all developments with respect to the Meeting.

How are proxy materials delivered to shareholders?

        Proxy materials are sent to registered shareholders directly. Proxy materials are sent to intermediaries to be forwarded to all non-registered shareholders. If you are a non-registered shareholder, and the Company or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding such securities on your behalf. The Company pays the cost of delivery of proxy materials for all registered and non-registered shareholders, including to intermediaries for delivery to objecting non-registered shareholders.

SECTION 2: BUSINESS OF THE MEETING

Election of Directors

        The articles of the Company provide for a minimum of five and a maximum of fifteen directors. By special resolution of the shareholders of the Company approved at the annual and special meeting of the Company held on June 27, 1996, the shareholders authorized the board of directors of the Company (the "Board of Directors" or the "Board") to determine the number of directors within the minimum and maximum. The number of directors to be elected at the Meeting is ten, as determined by the Board of Directors by a resolution passed on March 8, 2018. The names of the proposed nominees for election as directors are set out below. Each nominee was elected as a director at last year's annual and special meeting of shareholders, and has consented to serve as a director if elected at the Meeting and will hold office until the next annual meeting of shareholders of the Company or until his or her successor is elected or appointed or the position is vacated. Management of the Company does not currently know of any reason why any director nominee will be unable to serve as a director but, if any nominee should be unable to serve for any reason prior to the Meeting, the persons named on the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors.

        The Board of Directors does not have a mandatory retirement policy for directors based solely on age nor does it have any term limits or similar mechanisms in place for forcing the renewal or replacement of directors. Rather, while the Company acknowledges that there are benefits to adding new perspectives to the Board of Directors from time to time, the Company believes that this can happen naturally without mechanisms such as term limits (for instance, five out of the nine independent directors seeking re-election have joined the Board of Directors within the last nine years). In addition, there are also benefits that result from continuity and the experience and knowledge that comes from longer service on a board, as management of the Company believes is illustrated in the following chart which compares, over an approximate 15 year period, the total cumulative return on an absolute basis of an investment in the Company's common shares on the New York Stock Exchange (the "NYSE") on January 1, 2004 with the XAU Index (precious metals index) over the same period of time.

        Due in part to the Company's practice of conducting annual evaluations of the Board of Directors, the committees of the Board ("Committees") and individual directors, the Board of Directors approved and adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience. As set out in greater detail under "Board of Directors Governance Matters" and "Appendix A: Statement of Corporate Governance Practices — Assessment of Directors" below, each of the directors' performances will continue to be evaluated annually and the Company will use a rigorous identification and selection process for any new director nominees, which will include the consideration of a variety of factors, including diversity and the desired skills, competencies and qualifications needed for potential nominees having regard to the strategies, needs and best interests of the Company, the Board of Directors and the Committees.

        The persons named on the enclosed form of proxy intend to VOTE FOR the election of each of the proposed nominees whose names are set out below and who are all currently directors of the Company unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the election of a proposed nominee. The security ownership information set out below reflect ownership of common shares and Restricted Share Units ("RSUs") under the Company's Restricted Share Unit Plan (the "RSU Plan") (as described below), as at March 17, 2020. The common share ownership information set out below does not include common shares underlying unvested RSUs.

NOMINEES FOR ELECTION TO THE BOARD OF DIRECTORS

Dr. Leanne M. Baker	Age: 67	Independent

Labadie, Missouri, U.S.A.	2019 Voting Result: 94.23%	Director since 2003

Dr. Baker has been a consultant to, and board member in, the metals and mining industry since 2002. Dr. Baker was the President and Chief Executive Officer of Sutter Gold Mining Inc. from November 2011 to June 2013. Previously, Dr. Baker was employed by Salomon Smith Barney where she was one of the top-ranked mining sector equity analysts in the United States. Dr. Baker is a graduate of the Colorado School of Mines (M.S. and Ph.D. in mineral economics).

Value of At-Risk Investment(1) $717,236	Board/Committee Memberships	Attendance at Meetings during 2019

14,262 Common Shares 3,000 RSUs Meets director shareholding requirements	Board of Directors Audit Committee (Chair)	6/6 (100%) 5/5 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Aurora Resources Corporation	Audit Committee Nominating, Compensation & Corporate Governance Committee (Chair)

Reunion Gold Corporation	Audit Committee Compensation and Corporate Governance Committee

McEwen Mining Inc.	Audit Committee Nominating and Corporate Governance Committee

Sean Boyd, FCPA, FCA	Age: 61	Non-Independent

King City, Ontario, Canada	2019 Voting Result: 98.47%	Director since 1998

Mr. Boyd is the Vice-Chairman and Chief Executive Officer ("CEO") and a director of the Company. Mr. Boyd has been with the Company since 1985. Prior to his appointment as Vice-Chairman and Chief Executive Officer in April 2015, he served as Vice-Chairman, President and Chief Executive Officer from February 2012; Vice-Chairman and Chief Executive Officer from 2005 to 2012; President and Chief Executive Officer from 1998 to 2005; Vice-President and Chief Financial Officer from 1996 to 1998; Treasurer and Chief Financial Officer from 1990 to 1996; Secretary Treasurer during a portion of 1990; and Comptroller from 1985 to 1990. Prior to joining the Company in 1985, he was a staff accountant with Clarkson Gordon (Ernst & Young LLP). Mr. Boyd is a Chartered Accountant, a graduate of the University of Toronto (B.Comm.) and was elected as a Fellow of CPA Ontario in 2019.

Value of At-Risk Investment(1) $12,997,958	Board/Committee Memberships	Attendance at Meetings during 2019

162,690 Common Shares (having an At-Risk Investment value of $6,762,708) 150,001 RSUs (having an At-Risk Investment value of $6,235,251) 150,001 PSUs* Meets CEO shareholding requirements	Board of Directors	6/6 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

*
Performance Share Units ("PSUs") under the Company's Share Unit Plan (the "PSU Plan"), as described below

Martine A. Celej	Age: 54	Independent

Toronto, Ontario, Canada	2019 Voting Result: 99.21%	Director since 2011

Ms. Celej is a Vice-President & Director — Portfolio Manager with RBC Dominion Securities and has been in the investment industry since 1989. She is a graduate of Victoria College at the University of Toronto (B.A. (Honours)).

Value of At-Risk Investment(1) $984,373	Board/Committee Memberships	Attendance at Meetings during 2019

11,681 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee	6/6 (100%) 6/6 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

Robert J. Gemmell	Age: 63	Independent

Toronto, Ontario, Canada	2019 Voting Result: 99.07%	Director since 2011

Mr. Gemmell, now retired, spent 25 years as an investment banker in the United States and in Canada. Most recently, he was President and Chief Executive Officer of Citigroup Global Markets Canada and its predecessor companies (Salomon Brothers Canada and Salomon Smith Barney Canada) from 1996 to 2008. In addition, he was a member of the Global Operating Committee of Citigroup Global Markets from 2006 to 2008. Mr. Gemmell is a graduate of Cornell University (B.A.), Osgoode Hall Law School (LL.B) and the Schulich School of Business (MBA).

Value of At-Risk Investment(1) $623,521	Board/Committee Memberships	Attendance at Meetings during 2019

3,000 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee (Chair)	6/6 (100%) 6/6 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Rogers Communications Inc.	Audit and Risk Committee Finance Committee Pension Committee

Mel Leiderman, FCPA, FCA, TEP, ICD.D	Age: 67	Independent

Toronto, Ontario, Canada	2019 Voting Result: 95.36%	Director since 2003

Mr. Leiderman is a senior consultant at the Toronto accounting firm Lipton LLP, Chartered Professional Accountants. He is a Chartered Professional Accountant and was elected as a Fellow of CPA Ontario in 2013. He is a graduate of the University of Windsor (B.A.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $699,424	Board/Committee Memberships	Attendance at Meetings during 2019

13,826 Common Shares 3,000 RSUs Meets director shareholding requirements	Board of Directors Audit Committee	6/6 (100%) 5/5 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Morguard North American Residential REIT	Audit Committee (Chair)

Deborah McCombe, P. Geo.	Age: 67	Independent

Toronto, Ontario, Canada	2019 Voting Result: 99.61%	Director since 2014

Ms. McCombe, is Technical Director, Global Mining Advisory at SLR Consulting ("SLR"). She has over 30 years' international experience in exploration project management, feasibility studies, reserve estimation, due diligence studies and valuation studies and was President and CEO of Roscoe Postle Associates Inc. ("RPA") when it was purchased by SLR in 2019. Prior to joining RPA, Ms. McCombe was Chief Mining Consultant for the Ontario Securities Commission and was involved in the development and implementation of NI 43-101. She is actively involved in industry associations as a member of the Committee for Mineral Reserves International Reporting Standards — (Canadian Institute of Mining, Metallurgy and Petroleum ("CIM")); President of the Association of Professional Geoscientists of Ontario (2010 – 2011); a Director of the Prospectors and Developers Association of Canada (1999 – 2011); a CIM Distinguished Lecturer on NI 43-101; co-chair of the CIM Mineral Resource and Mineral Reserve Committee; is a member of the CSA Mining Technical Advisory and Monitoring Committee; and was a Guest Lecturer at the Schulich School of Business, MBA in Global Mine Management at York University. Ms. McCombe holds a degree from the University of Western Ontario (Geology).

Value of At-Risk Investment(1) $836,225	Board/Committee Memberships	Attendance at Meetings during 2019

8,117 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development (Chair)	6/6 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

James D. Nasso, ICD.D	Age: 86	Independent

Toronto, Ontario, Canada	2019 Voting Result: 96.29%	Director since 1986

Mr. Nasso, now retired, was an independent businessman who founded and ran his own successful company. Mr. Nasso is a graduate of St. Francis Xavier University (B.Comm.) and is a certified director of the Institute of Corporate Directors (ICD.D).

Value of At-Risk Investment(1) $855,679	Board/Committee Memberships	Attendance at Meetings during 2019

3,585 Common Shares 17,000 RSUs Meets director shareholding requirements	Chair of the Board of Directors Health, Safety, Environment and Sustainable Development Committee	6/6 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

Dr. Sean Riley	Age: 66	Independent

Antigonish, Nova Scotia, Canada	2019 Voting Result: 99.61%	Director since 2011

Dr. Riley, now retired, served as President of St. Francis Xavier University from 1996 to 2014. Prior to 1996, his career was in finance and management. Dr. Riley is a graduate of St. Francis Xavier University (B.A. (Honours)) and of Oxford University (M. Phil, D. Phil, International Relations). He is a Member of the Order of Canada.

Value of At-Risk Investment(1) $833,315	Board/Committee Memberships	Attendance at Meetings during 2019

8,047 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Health, Safety, Environment and Sustainable Development Committee	6/6 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

—	—

J. Merfyn Roberts, CA	Age: 69	Independent

London, England	2019 Voting Result: 97.98%	Director since 2008

Mr. Roberts was a fund manager and investment advisor for more than 25 years and has been closely associated with the mining industry. From 2007 until his retirement in 2011, he was a senior fund manager with CQS Management Ltd. in London. Mr. Roberts is a graduate of Liverpool University (B.Sc., Geology) and Oxford University (M.Sc., Geochemistry) and is a member of the Institute of Chartered Accountants in England and Wales.

Value of At-Risk Investment(1) $1,155,343	Board/Committee Memberships	Attendance at Meetings during 2019

15,794 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Compensation Committee Corporate Governance Committee (Chair)	6/6 (100%) 6/6 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Newport Exploration Limited	Audit Committee

Rugby Mining Inc.	Audit Committee

Jamie C. Sokalsky, CPA, CA	Age: 62	Independent

Toronto, Ontario, Canada	2019 Voting Result: 98.78%	Director since 2015

Mr. Sokalsky, now retired, served as the Chief Executive Officer and President of Barrick Gold Corporation from June 2012 to September 2014. He served as the Chief Financial Officer of Barrick Gold Corporation from 1999 to June 2012, and as its Executive Vice-President from April 2004 to June 2012. He has over 20 years of experience as a senior executive in the mining industry (in various positions of increasing responsibility at Barrick Gold Corporation), including in finance, corporate strategy, project development and mergers, acquisitions and divestitures. He also served in various financial management capacities for ten years at George Weston Limited and he began his professional career at Ernst & Whinney Chartered Accountants, a predecessor of KPMG. Mr. Sokalsky received his CA designation in 1982 and is a graduate of Lakehead University (B.Comm.).

Value of At-Risk Investment(1) $1,244,049	Board/Committee Memberships	Attendance at Meetings during 2019

17,928 Common Shares 12,000 RSUs Meets director shareholding requirements	Board of Directors Audit Committee Corporate Governance Committee	6/6 (100%) 5/5 (100%) 4/4 (100%)

Other Public Board Directorships	Other Public Board Committee Memberships

Probe Metals Inc.	Compensation Committee (Chair) Nominating and Corporate Governance Committee (Chair)

Royal Gold Inc.	Audit Committee

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the Toronto Stock Exchange (the "TSX") of C$58.92 on March 17, 2020. On March 17, 2020, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7055. The total market value of Dr. Baker's common shares and RSUs is in United States dollars and based on the closing price of the Company's common shares on the NYSE of $41.55 on March 17, 2020.

Board Skills Sets and Expertise

        As set out in the matrix below, the Company's director nominees have a wide and diverse set of skills and experience which the Company believes are well suited to fulfilling the strategies, needs and best interests of the Company, its Board of Directors and Committees.

Overall Meeting Attendance

        The attendance by each nominee for election as director at Board of Directors and Committee meetings in 2019 is indicated in the biography of each individual director. The overall meeting attendance in 2019 is set out below.

2019 Board and Committee Meetings

(1)
Board of Directors: 10 members for 6 meetings (100% attendance).

(2)
Audit Committee: 3 members for 5 meetings (100% attendance).

(3)
Compensation Committee: 3 members for 6 meetings (100% attendance).

(4)
Corporate Governance Committee: 3 members for 4 meetings (100% attendance).

(5)
Health, Safety, Environment and Sustainable Development Committee: 3 members for 4 meetings (100% attendance).

Composition of Board Committees

        The following table sets out the composition of each Committee.

Committee	Members
Audit Committee	Dr. Leanne Baker (Chair), Mel Leiderman, Jamie Sokalsky
Compensation Committee	Rob Gemmell (Chair), Martine Celej, Merfyn Roberts
Corporate Governance Committee	Merfyn Roberts (Chair), Martine Celej, Jamie Sokalsky
Health, Safety, Environment and Sustainable Development Committee	Deborah McCombe (Chair), James Nasso, Sean Riley

Compensation of Directors and Other Information

        Mr. Boyd, who is a director and the Vice-Chairman and Chief Executive Officer of the Company, does not receive any remuneration for his services as a director of the Company.

        The table below sets out the annual retainers (annual retainers for the Chairs of the Board of Directors and other Committees are in addition to the base annual retainer) paid to the directors during the year ended December 31, 2019. Directors do not receive meeting attendance or travel fees. The value of annual retainers is specified in US$ but, for all directors other than Dr. Baker and Mr. Roberts (who are paid in US$), the annual retainer fees are converted and paid in the equivalent Canadian dollar amount (see "Director Compensation Table — 2019" on page 15 of this Circular).

Retainers payable for the year ending December 31, 2019
Annual Board of Directors retainer (base)	$100,000
Additional Annual retainer for Chair of the Board of Directors	$125,000
Additional Annual retainer for Chair of the Audit Committee	$25,000
Additional Annual retainer for Chair of the Compensation Committee	$25,000
Additional Annual retainer for Chairs of other Board Committees	$15,000

        Director compensation was amended in 2011 to more closely align the equity component of director compensation with shareholder interests by discontinuing the former practice of granting options ("Options") to purchase common shares of the Company pursuant to the Company's Stock Option Plan (the "Stock Option Plan") to non-executive directors and substituting such Option grants with grants of RSUs. As the value of RSUs tracks the value of the Company's common shares, the equity value of director compensation now corresponds directly with share price movements, thereby more closely aligning director and shareholder interests. Each non-executive director is currently entitled to receive an annual grant of 4,000 RSUs (8,000 RSUs for the Chair of the Board). However, if a director meets the minimum common share ownership requirement (as described under "Director Shareholding Guidelines" below), he or she can elect to receive cash in lieu of a portion of the RSUs to be granted, subject to receipt of a minimum annual grant of 1,000 RSUs.

Director Shareholding Guidelines

        To more closely align the interests of directors with those of shareholders, directors (other than Mr. Boyd, who is subject to the Chief Executive Officer shareholding requirements set out under "Share Ownership" on page 47 of this Circular) are required to own a minimum number of common shares of the Company and/or RSUs. On October 26, 2016, the Board amended the Minimum Shareholding Requirement Policy for the Board of Directors to increase the minimum holding amounts from 10,000 to 15,000 common shares of the Company and/or RSUs for non-executive directors (20,000 for the Chair of the Board). Directors have five years from the date of joining the Board of Directors to achieve this ownership level through open market purchases of common shares or grants of RSUs.

        As of March 17, 2020, all of the directors have satisfied the minimum share ownership requirement.

        The following table sets out the number and the value of common shares and RSUs held by each director of the Company.

Director Shareholdings Table

	Aggregate common shares and RSUs owned by each director and aggregate value thereof as of March 17, 2020
Name	Aggregate Number of Common Shares	Aggregate Value of Common Shares(1)	Aggregate Number of RSUs	Aggregate Value of RSUs(1)	Deadline to meet Guideline
	(#)	($)	(#)	($)
Leanne M. Baker	14,262	592,586	3,000	124,650	Meets Guideline
Sean Boyd	162,690	6,762,708	150,001	6,235,251	Meets CEO Guideline(2)
Martine A. Celej	11,681	485,557	12,000	498,817	Meets Guideline
Robert J. Gemmell	3,000	124,704	12,000	498,817	Meets Guideline
Mel Leiderman	13,826	574,720	3,000	124,704	Meets Guideline
Deborah McCombe	8,117	337,408	12,000	498,817	Meets Guideline
James D. Nasso	3,585	149,021	17,000	706,657	Meets Guideline
Sean Riley	8,047	334,498	12,000	498,817	Meets Guideline
John Merfyn Roberts	15,794	656,526	12,000	498,817	Meets Guideline
Jamie C. Sokalsky	17,928	745,232	12,000	498,817	Meets Guideline

(1)
Indicates the total market value of common shares and RSUs held by a director (other than Dr. Baker) based on the closing price of the Company's common shares on the TSX of C$58.92 on March 17, 2020. The total market value of Dr. Baker's common shares and RSUs is in United States dollars and based on the closing price of the Company's common shares on the NYSE of $41.55 on March 17, 2020. On March 17, 2020, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7055.

(2)
Mr. Boyd is subject to the CEO shareholding requirements set out under "Share Ownership" on page 47 of this Circular.

        The following table sets out the compensation provided to the members of the Board of Directors, other than Mr. Boyd, for the Company's most recently completed financial year.

Director Compensation Table — 2019

Name	Fees Earned(1)	Share-Based Awards(2)	Option-Based Awards(3)	Non-Equity Incentive Plan Compensation(4)	Pension Value	All Other Compensation	Total
	($)	($)	($)	($)	($)	($)	($)
Leanne M. Baker	125,000	40,720	n/a	125,700	n/a	n/a	291,420
Martine A. Celej	100,134	165,732	n/a	nil	n/a	n/a	265,866
Robert Gemmell	125,167	165,732	n/a	nil	n/a	n/a	290,899
Mel Leiderman	100,134	41,433	n/a	125,700	n/a	n/a	267,267
Deborah McCombe	115,154	165,732	n/a	nil	n/a	n/a	280,886
James D. Nasso	218,519	331,463	n/a	nil	n/a	n/a	549,983
Sean Riley	100,134	165,732	n/a	nil	n/a	n/a	265,866
John Merfyn Roberts	115,000	165,732	n/a	nil	n/a	n/a	280,732
Jamie C. Sokalsky	100,134	165,732	n/a	nil	n/a	n/a	265,866

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars, except for the compensation for Dr. Baker and Mr. Roberts which is paid and reported in U.S. dollars. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
Represents the fair value of the RSUs granted, which were calculated by multiplying the number of RSUs granted by the "Market Price" of the Company's common shares as provided for in the RSU Plan. For each director, other than Dr. Baker, the Market Price was C$54.98. For Dr. Baker, the Market Price was $40.72. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(3)
Option-based awards are not granted to non-executive directors.

(4)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company's common shares on the TSX on the grant date, being January 3, 2019, of C$55.60. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the directors of the Company, other than Mr. Boyd.

Incentive Plan Awards Table — Value Vested During Fiscal Year 2019

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Leanne M. Baker	nil	246,440	125,700
Martine A. Celej	nil	241,001	nil
Robert Gemmell	nil	241,001	nil
Mel Leiderman	nil	241,001	125,700
Deborah McCombe	nil	241,001	nil
James D. Nasso	nil	482,003	nil
Sean Riley	nil	241,001	nil
John Merfyn Roberts	nil	241,001	nil
Jamie Sokalsky	nil	241,001	nil

(1)
Directors do not receive Options and no outstanding Options were held by directors that vested during 2019.

(2)
Represent the RSUs that vested in 2019. For each director, other than Dr. Baker, the value is calculated as the number of RSUs which vested in 2019 multiplied by C$79.95 (the price of the common shares of the Company on the TSX at the time of vesting). For Dr. Baker, the value is calculated as the number of RSUs which vested in 2019 multiplied by $61.61 (the closing price of the common shares of the Company on the NYSE on the date of vesting). The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(3)
A director who satisfies the minimum shareholding requirement may elect to receive cash in lieu of a portion of his or her grant of RSUs. The value is calculated as the number of RSUs which were elected to be received in cash multiplied by the closing price of the Company's common shares on the TSX on the grant date, being January 3, 2019, of C$55.60. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

        The following table sets out the outstanding Option awards and RSUs of the directors of the Company, other than Mr. Boyd, as at December 31, 2019.

Outstanding Incentive Plan Awards Table — 2019

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options(1)	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Number of Shares or Units of Shares that have not Vested	Market or Payout Value of Share-Based Awards that have not Vested(2)
	(#)	($)		($)	(#)	($)
Leanne M. Baker	nil	nil	nil	nil	2,000	123,220
Martine A. Celej	nil	nil	nil	nil	8,000	492,613
Robert Gemmell	nil	nil	nil	nil	8,000	492,613
Mel Leiderman	nil	nil	nil	nil	2,000	123,153
Deborah McCombe	nil	nil	nil	nil	8,000	492,613
James D. Nasso	nil	nil	nil	nil	16,000	985,226
Sean Riley	nil	nil	nil	nil	8,000	492,613
John Merfyn Roberts	nil	nil	nil	nil	8,000	492,613
Jamie Sokalsky	nil	nil	nil	nil	8,000	492,613

(1)
Directors do not receive Options and no outstanding Options were held by directors as at December 31, 2019.

(2)
For all directors, other than Dr. Baker, the values are based on the closing price of the Company's common shares on the TSX of C$79.98 on December 31, 2019. For Dr. Baker, the value is based on the closing price of the Company's common shares on the NYSE of $61.61 on December 31, 2019. On December 31, 2019, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7699.

        The following table sets out the attendance of each of the directors to the Board of Directors meetings and the Committee meetings held in 2019.

Director Attendance — 2019

Director	Board Meetings Attended	Committee Meetings Attended
Leanne M. Baker	6 of 6	5 of 5
Sean Boyd	6 of 6	n/a
Martine A. Celej	6 of 6	10 of 10
Robert Gemmell	6 of 6	6 of 6
Mel Leiderman	6 of 6	5 of 5
Deborah McCombe	6 of 6	4 of 4
James D. Nasso	6 of 6	4 of 4
Sean Riley	6 of 6	4 of 4
John Merfyn Roberts	6 of 6	10 of 10
Jamie Sokalsky	6 of 6	9 of 9

Cease Trade Orders and Bankruptcies

        To the Company's knowledge, as at March 17, 2020 or within the last ten years, no proposed director of the Company is or has been:

  (a)
  a director, chief executive officer or chief financial officer of any company (including the Company):

  (i)
  subject to an order (including a cease trade order, an order similar to a cease a trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

    (ii)
    subject to an order (including a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation) for a period of more than 30 consecutive days, that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer;

  (b)
  a director or executive officer of any company (including the Company), that while that person was acting in that capacity or within a year of the person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except as follows:

    (i)
    Mr. Leiderman, a director of the Company, was a director of Colossus Minerals Inc. ("Colossus") from August 1, 2011 until his resignation on November 13, 2013. On February 7, 2014, Colossus filed a proposal to its creditors under the Bankruptcy and Insolvency Act (Canada). On April 30, 2014, Colossus announced that it had completed the implementation of the previously announced court-approved proposal and plan of reorganization filed under the Bankruptcy and Insolvency Act (Canada); and

    (ii)
    Dr. Baker, a director of the Company, was a director of Sutter Gold Mining Inc. ("Sutter") from November 1, 2011 to May 21, 2019. On May 17, 2019, a receiver was appointed over all of the assets, undertakings and properties of Sutter. The receiver was appointed pursuant to an application brought by Sutter's secured lender, RMB Australia Holdings Inc., with the consent of Sutter.

        In addition, to the Company's knowledge, as at March 17, 2020 or within the last ten years, no proposed director of the Company has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangements or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Board of Directors Governance Matters

Majority Voting Policy

        On February 20, 2008, the Board of Directors adopted a policy providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chair of the Board immediately following the shareholders' meeting. This policy was most recently updated by the Board of Directors on February 14, 2019. Under the updated policy, the Corporate Governance Committee will consider the offer of resignation and will make a recommendation to the Board of Directors on whether to accept it. The Board of Directors will accept the resignation absent exceptional circumstances that would warrant the director continuing to serve on the Board of Directors, as determined by the Board of Directors in accordance with its fiduciary duties to the Company. A resignation shall be effective immediately upon acceptance by the Board. The Board of Directors will make its final decision and announce it in a press release (including fully stating its reasons for rejecting the resignation, if applicable) within 90 days following the shareholders' meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors or the Corporate Governance Committee at which the resignation is considered.

Diversity

        The Board of Directors recognizes that diversity is important to ensuring that the Board as a whole possesses the qualities, attributes, experience and skills to effectively oversee the strategic direction and management of the Company. The Board recognizes and embraces the benefits of being diverse, and has identified diversity within the Board as an essential element in attracting high caliber directors and maintaining a high functioning Board. The Board considers diversity to include different genders, ages, cultural backgrounds, races, ethnicities, geographic areas and other characteristics of its stakeholders and the communities in which the Company is present and conducts its business. To that end, in February 2015, the Board considered and, on the recommendation of the Corporate Governance Committee, adopted a Board of Directors Diversity Policy, setting out various diversity criteria the Board and Corporate Governance Committee will consider in identifying, assessing and selecting potential nominees for the Board. Pursuant to the Policy, "diversity" includes the characteristics outlined above, and provides a framework and criteria for the Corporate Governance Committee and the Board to review and assess the composition of the Board and its Committees and to identify, evaluate and recommend potential new directors. In new director appointments and ongoing evaluations of the effectiveness of the Board, its Committees and each director, the Corporate Governance Committee and the Board will take into consideration diversity (specifically including gender) as one of the factors in order to maintain an appropriate mix and balance of diversity, attributes, skills, experience and background on the Board of Directors and its Committees. Ultimately, Board appointments are based on merit and with due regard to the benefits of diversity in board composition and the desire to maximize the effectiveness of corporate decision-making, having regard to the best interests of the Company and its strategies and objectives, including the interests of its shareholders and other stakeholders. The Corporate Governance Committee is charged with overseeing the implementation of the Diversity Policy and monitoring and annually reporting to the Board of Directors on the diversity of the Board and its Committees to determine the Diversity Policy's effectiveness and the Company's progress is fostering diversity at the board level.

        The Board does not set any fixed percentages for any specific selection criteria as it believes that quotas or strict rules do not necessarily result in the identification or selection of the best candidates but, rather, all factors should be considered when assessing and determining the merits of an individual director and the composition of a high functioning Board. Assuming all nominated directors are elected at the Meeting, the proportion of women on the Board would be 33.3% (3 of 9) of the non-executive directors, the proportion of non-resident Canadians would be 22% (2 of 9) of the non-executive directors, the proportion of women on the entire Board of Directors would be 30% (3 of 10) of all directors and the proportion of women Committee chairs is currently 50% (2 of 4). The Board believes that the diversity represented by the directors seeking election at the Meeting in terms of gender, age, education, skills, geographic representation and competencies supports an efficient and effective Board.

Annual Director Assessments

        The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Chair of the Board. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.

Resignation Policy

        The Board does not currently have a director term limit policy or similar mechanisms in place for forcing the renewal or replacement of its directors. Rather, it has determined that the best means of ensuring director effectiveness is through the rigorous annual performance evaluations described under "Annual Director Assessments" and not adherence to arbitrary timelines. In conjunction with the annual performance assessments, the Corporate Governance Committee will continue to monitor, evaluate and assess best corporate governance practices and proposals with respect to board renewal mechanisms having regard to, among other things, the performance of individual directors, the Board and to the strategies, needs and best interests of the Company. As discussed in greater detail under "Appendix A: Statement of Corporate

Governance Practices — Assessment of Directors", the Board has adopted a resignation policy primarily based on the directors' performance, commitment, skills and experience in order to foster an appropriate level of renewal and diversity of perspectives at the board level.

Director Education

        The Board believes in the importance of ongoing director education to enable directors to remain current with developments in the mining industry generally, with issues and challenges faced by the Company in particular and with evolving governance norms and practices.

        In 2019, the following director education activities took place:

Date(s)	Activities	Attendance

February 14, April 25, July 24 and October 24	Comprehensive updates by senior management at the quarterly Board and Committee meetings	All Directors

July 23	Director Education Session (included presentations on an overview of the gold market, automation initiatives and how seismicity issues are assessed and managed)	All Directors

June 19 and 20	Trip to Nunavut to attend the grand opening of the Meliadine mine — tour of the various facilities, meetings with local community leaders and meetings with, and presentations by, project personnel on the Meliadine mine	All Directors other than Mr. Roberts

November 26	Event to commemorate the Company's 25th anniversary of trading on the NYSE, together with an update on strategic matters	All Directors other than Ms. McCombe

December 11	Full day presentations on strategic matters, status of projects, technical matters, innovation initiatives and leadership development programs	All Directors

Shareholder Engagement

        The Board and management recognize the importance of an open and consistent engagement process with the Company's shareholders and other stakeholders. This engagement process is effected by several means, including through the Company's annual and quarterly reports, annual information form, management proxy circular, annual report, annual general meeting of shareholders, quarterly conference calls, news releases, website, discussions with various investor stewardship or corporate governance departments of the Company's shareholders, industry conferences and an extensive and comprehensive program for members of senior management (and, on occasion, directors) to personally meet with the Company's existing and potential shareholders throughout the year (in 2019, meetings were held with individuals and representatives of entities holding, in aggregate, more than 50% of the outstanding shares of the Company).

        Shareholders may provide comments directly to the Board by addressing correspondence to the Chair of the Board, Agnico Eagle Mines Limited, Suite 400, 145 King Street East, Toronto, Ontario, Canada, M5C 2Y7, which will be forwarded to the independent Chair (except for solicitations for purchase or sale of products or services, or similar correspondence) or by e-mail to board@agnicoeagle.com.

Women in Leadership

        The Board and management view diversity and inclusion as essential to the growth and success of the Company. In support of this view, the Company implemented a Diversity and Inclusion Policy in December 2018. This policy values diversity and inclusion across all aspects of the Company.

        In that context, the Company aims to create an inclusive environment where the diversity of perspectives, experiences, cultures, genders, ages and skills of employees can be leveraged at every level and the Company believes that one of its strengths lies in its ability to leverage the diversity of its employees to drive innovation and to quickly adapt to the ongoing changes in the global market and the gold mining industry. With this in mind, management has identified increasing the number of women in leadership positions within the Company as a priority to be achieved by focusing on the preparation and support of women in leadership positions, rather than the attainment of quotas.

        The Company continues to identify and work to mitigate the systemic barriers to the participation and advancement of women in the mining industry in Canada, with a particular focus in the Company's Northern Operations on eliminating systematic barriers that affect Inuit women at the Company's sites in Nunavut. In addition, the Company is increasing awareness in the context of diversity and inclusion in the North, by building self-awareness and leadership skills to further the development of women.

        The Company does not set any fixed percentages or quotas regarding women in executive officer positions as it does not believe that gender alone should be the overriding factor when selecting the best candidate, rather all factors should be considered when assessing and determining the merits of a potential executive officer. Traditionally, the mining industry has not had a large group of female professionals from which to draw upon. To address this issue, the Company has continued its efforts to increase the number of women entering its workforce. In 2019, women represented approximately 16% of the Company's global workforce (and 13% of the Company's senior corporate executives). As at March 17, 2020, women represented 20% of the Company's senior corporate executives. As the Company plans for the future, efforts have been made and will be increased to include gender diverse candidates in the Company's succession planning and recruitment initiatives. In addition, management is developing a global long-term strategy of priorities for diversity and inclusion.

Appointment of Auditors

        The persons named in the enclosed form of proxy intend to VOTE FOR the appointment of Ernst & Young LLP as the Company's auditors, and for the directors to fix the remuneration of the auditors unless a shareholder has specified in his or her proxy that his or her common shares are to be withheld from voting for the appointment of Ernst & Young LLP as the Company's auditors. Representatives of Ernst & Young LLP are expected to be present at the Meeting to respond to appropriate questions and make a statement if they wish to do so. Ernst & Young LLP became the Company's auditors in 1983. Fees paid to Ernst & Young LLP for 2019 and 2018 are set out below.

	Year ended December 31, 2019(1)	Year ended December 31, 2018(2)
	($ thousands)	($ thousands)
Audit fees	2,215	2,039
Audit-related fees	75	63
Tax consulting fees	754	802
All other fees	36	121

Total	3,080	3,025

(1)
The values for 2019 were converted to US$ using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
The values for 2018 were converted to US$ using the average of the daily 2018 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7721.

        Audit fees were paid for professional services rendered by the auditors for the audit of the Company's annual financial statements and related statutory and regulatory filings and for the quarterly review of the Company's interim financial statements.

        Audit-related fees consist of fees paid for assurance and related services performed by the auditors that are reasonably related to the performance of the audit of the Company's financial statements. This includes consultation with respect to financial reporting, accounting standards and compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX").

        Tax consulting fees were paid for professional services relating to tax compliance, tax advice and tax planning. These services included the review of tax returns and tax planning and advisory services in connection with international and domestic taxation issues.

        All other fees were paid for services other than the services described above and include fees for professional services rendered by the auditors in connection with the translation of securities regulatory filings required to comply with securities laws in certain Canadian jurisdictions.

        No other fees were paid to auditors in the previous two years.

        The Audit Committee has adopted a policy that requires the pre-approval of all fees paid to Ernst & Young LLP prior to the commencement of the specific engagement, and all fees referred to above were pre-approved in accordance with such policy.

Financial Statements

        The audited annual financial statements for the year ended December 31, 2019 have been mailed to the Company's shareholders with this Circular.

Three Year Burn Rate

        The annual burn rate for each of the three most recently completed fiscal years for each security-based compensation arrangement (being the Stock Option Plan and Company's Incentive Share Purchase Plan (the "Incentive Share Purchase Plan")) are as follows:

	2019	2018	2017
Weighted Average Number of Outstanding Shares	236,933,791	233,251,255	230,251,876
Number of Options Granted	2,118,850	1,990,850	2,018,140
Number of Shares issued under the Incentive Share Purchase Plan	435,420	515,432	382,663

        Therefore, the burn rates for the Stock Option Plan have been: 2019 — 0.89%; 2018 — 0.85%; and 2017 — 0.88%. The burn rates for the Incentive Share Purchase Plan have been: 2019 — 0.18%; 2018 — 0.22%; and 2017 — 0.17%. The aggregate burn rates for the combined security-based compensation arrangements have been: 2019 — 1.08% dilution; 2018 — 1.07% dilution; and 2017 — 1.04% dilution. The essentially stable aggregate burn rates for all plans demonstrate management's ongoing commitment to control the impact of compensation arrangements on dilution while fostering alignment of employee and shareholder interest.

Advisory Vote on Approach to Executive Compensation

        The Board of Directors believes that the Company's compensation program must be competitive with companies in its peer group, provide a strong incentive to its executives to achieve the Company's goals and align the interests of management with the interests of the Company's shareholders. A detailed discussion of the Company's executive compensation program is provided under "Compensation Discussion & Analysis" starting on page 27 of this Circular. In line with corporate governance best practices in respect of executive compensation, commonly known as "Say on Pay", the Board of Directors has determined to provide shareholders with a "Say on Pay" advisory vote at the Meeting to endorse or not endorse the Company's approach to executive compensation. At the Company's last annual and special meeting of shareholders held on April 26, 2019, 71.77% of shareholders voted in favour of the Company's non-binding resolution on executive compensation (essentially the same as the 71.84% of shares voted in favour at the April 27, 2018 meeting). For the 2018 compensation period the Company substantially revised the short-term incentive plan for executives to, among other things, provide more clearly defined objective goals and to include more per share metrics as performance targets. This is the second year that this new structure has been applied and the Company wishes to evaluate the results and reaction to it to determine if any adjustments would be appropriate. The Company monitors, assesses and, when warranted, will refine this approach in an effort to continue to make the executive compensation practices of the Company acceptable to shareholders.

        At the Meeting, shareholders will be asked to consider the following resolution, which is also attached to this Circular as Appendix B:

    BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

    1.        on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

        Because this vote is advisory, it will not be binding upon the Board of Directors. However, the Board of Directors and the Compensation Committee will take the outcome of the vote into account in their ongoing review of executive compensation.

SECTION 3: COMPENSATION AND OTHER INFORMATION

Letter from the Compensation Committee

March 17, 2020

Dear Fellow Shareholders:

        "Pay-for-performance" and "alignment with shareholders" are two philosophies which traditionally have formed the foundation of our executive compensation practices. While our performance in 2019 compared to our peer group remained strong (and has been for many years), we continue to take a measured approach to compensation to reflect not only our absolute and relative performance but the realities of prevailing market conditions.

        This letter describes the performance of the Company in 2019, responses to feedback received relating to the Company's Short-Term Incentive Plan ("STIP") which was restructured in 2018, and feedback on the alignment of long-term incentive plan value with shareholder interests and efforts being made to limit dilution.

2019 Performance

        The performance of the Company in 2019 was mixed. Record annual gold production of 1,782,147 ounces was achieved (production guidance was exceeded for the eighth consecutive year). However, annual total cash costs per ounce of $673 and annual all-in sustaining costs of $938 were both approximately 4% higher than the midpoint of cost guidance for 2019 — primarily due to the slower than expected ramp up of operations at the two new Nunavut sites (the Meliadine mine and the Amaruq satellite deposit at Meadowbank). While, in aggregate, the start-ups of Meliadine and Amaruq were on schedule and under budget, the slower ramp up resulted in the production of less gold than expected with higher total cash costs per ounce and all-in sustaining costs per ounce as a consequence. The Company is focused on the optimization of these operations in 2020 as they are expected to be key contributors to the future growth of the Company. Production and costs from the other mine sites were largely in line with expectations.

        Mineral reserves, net of 2019 production, at the end of 2019 decreased by approximately 2% from 2018; however, the grade increased by approximately 5% from 2.70 grams per tonne ("g/t") to 2.83 g/t. Measured and indicated mineral resources increased by approximately 4% and inferred mineral resources increased by approximately 19% from the end of 2018 to the end of 2019 — demonstrating project pipeline potential to support future production growth.

        Quarterly dividends were increased twice in 2019 — 14% in February and 40% in October, and with 2019 activities providing a solid foundation for expected future growth, the Company raised the quarterly dividend by an additional 14% in February, 2020.

2019 Compensation

Incentive Plans

        In 2018, we substantially revised and replaced our STIP to incorporate: (1) an emphasis on clear, easy to measure targets and measuring performance against these identified targets; (2) a greater emphasis on per share results (including cash flow per share, dividends per share, and mineral reserve and mineral resource replacement per share) and profitability measures (such as return on invested capital); and (3) a more detailed explanation of the rationale behind the performance metrics and actual results versus targets. We did not make any changes to the STIP in 2019 as this is a new structure and we wished to monitor how well it functioned over multiple periods.

        The STIP is now broadly based on what the Company considers to be the three pillars of a successful company: (1) people — the health and safety of our workforce is of the highest priority; positive relations with the communities in which we operate, working in an environmentally responsible manner and in accordance with best governance practices and the development of our personnel is crucial to long-term success;

(2) performance — the ability to execute in terms of both operations and financial results; and (3) pipeline — the need to build new mines efficiently, find new properties effectively and continually find more mineral reserves and mineral resources on properties we already own or through selective acquisitions. The Company believes these pillars are key factors in delivering value to shareholders and they are assessed and evaluated as follows:

  1.
  People — 25% weighting: Health & Safety (15%); Environment, Social and Governance (5%); People Development (5%)

  2.
  Performance — Operational —  25% weighting: Production (10%); Total Cash Costs (7.5%); All-in Sustaining Costs (7.5%)

  3.
  Performance — Financial — 25% weighting: Operating Cash Flow per share (5%); Return on Invested Capital (5%); Dividends per share (5%); Total Shareholder Return (10%)

  4.
  Pipeline — 25% weighting: Capital Project Execution (10%); Mineral Reserves per share (5%); Mineral Resources per share (5%); Corporate Development Pipeline (5%)

        In connection with the 2019 proxy season, the Company received feedback from certain stakeholders with respect to our compensation program. Key elements of this feedback, together with our responses, are set out below.

  1.
  Vesting Below Median — under the PSU Plan, executives may receive awards if the Company's relative metrics are below the 50th percentile of the designated peer group over the performance period.

    Response: while below median performance does not disqualify an executive for awards regarding a specific target, there is a significant reduction in the payout in respect of that target where performance is below median, including to the point where the award can be reduced to zero. See page 51 for a description of the PSU Plan.

  2.
  STIP — the Company relies on the Compensation Committee's judgment to determine whether a large portion of the targets have been satisfied — there should be more fixed targets.

    Response: 55% of the metrics have pre-set fixed targets (15% — Health & Safety; 10% — Production; 7.5% — Total Cash Costs; 7.5% — All-in Sustaining Costs; 5% — Return on Invested Capital and 10% — Total Shareholder Return). 30% of the metrics have more general targets (5% — Operating Cash Flow per share — positive and increasing over time; 5% — Dividends per share — growth over time; 10% — Capital Project Execution — on time and budget; and 5% each for both Mineral Reserves per share and Mineral Resources per share — both have a target of growth over time) — the Company believes that, in a business where fluctuating commodity prices can have a significant impact on financial performance, and having regard to the competing uses of cash in a fluid environment, it is more appropriate to set more general targets for these objectives. The last 15% of the STIP metrics are judgment based (5% — Environmental, Social and Governance; 5% — People Development and 5% — Corporate Development Pipeline) — the Company believes that fixed targets for these metrics would not be meaningful and that discretion and judgment is the better approach. See page 31 for a description of the STIP.

  3.
  Overlapping performance conditions — the STIP and PSU Plan are based on similar metrics, which may allow for a high-level of payout (or lack thereof) for hitting (or missing) similar targets — this may potentially put too much focus on certain performance metrics rather than overall financial health and performance.

    Response: The metrics set out in the STIP were chosen as the Company believes they cover significant elements in operating a successful mining business. While certain of these criteria may also be included in the PSU Plan, there are different measurement periods and peer groups (for instance, under the STIP, Total Shareholder Return is measured over a one year period while under the PSU Plan, the measurement period is almost three years and the peer group is larger and more diverse) or a different weighting (for instance, in the STIP, Total Shareholder Return has a much lower weighting, Production has a slightly lower weighting and Total Cash Costs and All-in Sustaining Costs have a slightly higher weighting than in the PSU Plan). The Company believes that as these metrics are key drivers of value, it is appropriate that they be incorporated in both short-term and long-term incentive plans and that the different weightings, comparison groups and performance periods mitigate duplication concerns.

  4.
  Performance Goals Not Disclosed — the Company fails to adequately describe all goals under the STIP and the vesting conditions for the PSUs under the PSU Plan.

    Response: the issues relating to goal setting in the STIP are discussed above in the Response to comment number 2. The vesting conditions for the performance elements of the PSUs under the PSU Plan are clearly set out on pages 44 through 47 of this Circular.

Long-Term incentive value is directly tied to share price performance; attention to dilution

        At the beginning of 2013, with the objective of more fully aligning management and shareholders interests in connection with the long-term incentive component of compensation, we decided to only grant RSUs (augmented by PSUs beginning in 2016) to the Chief Executive Officer (in addition, the President does not receive grants of Options); other senior management also receives RSUs and PSUs as well as Options, but the awards of Options are being gradually reduced over time (with respect to 2019 performance, officers received, in aggregate, 200,500 Options; 2018 — 278,000 Options; 2017 — 349,000 Options). Since 2013, the Chief Executive Officer has received a fixed, flat amount of RSUs annually (changed to 50% RSUs and 50% PSUs in 2016). Since 2017, the President also receives a fixed, flat amount of RSUs and PSUs (50% RSUs and 50% PSUs). Accordingly, as the number of RSUs and PSUs awarded to the Chief Executive Office and President are fixed, the value of these awards fluctuates directly with changes in the Company's share price. In 2019, 53% of the total compensation of the Named Executive Officers was comprised of the value of the long-term incentive awards, with 49% of the total compensation being the value of RSUs and PSUs, which are purchased in the market and are therefore non-dilutive.

        In addition, the Company's practice of granting Options to employees even at a mid-level of management is a fundamental compensation tenet to fostering the growth and performance of the Company. As discussed on page 22 under "Three Year Burn Rate", the level of dilution associated with the Stock Option Plan has been consistent over the last three years and the Compensation Committee believes that this level of dilution is reasonable, particularly given that of the Options granted with respect to 2019 performance, approximately 87% were awarded to employees below the level of officer.

Conclusion

        We understand that compensation programs are not static and we will continue to review and consider other metrics which could potentially be used as factors when assessing and evaluating performance in the context of compensation adjustments and awards.

        The Board and Compensation Committee believe that the compensation practices of the Company achieve the objectives of "pay-for-performance" and "alignment with shareholders". The Board and management remain committed to delivering superior performance in a challenging environment, for the benefit of you, our owners.

        We trust that you agree with our approach and we look forward to continuing to deliver value to you.

Robert Gemmell (Chair)	Martine Celej	J. Merfyn Roberts

Compensation Discussion & Analysis

Role of the Compensation Committee

        The Compensation Committee exercises broad oversight responsibilities regarding Board, executive and senior management compensation. The Compensation Committee reviews, approves and recommends to the Board for its approval the Company's compensation policies. The Compensation Committee also reviews, approves and makes recommendations to the Board concerning the compensation proposed to be paid to the Board, Chief Executive Officer, President and other officers and senior management of the Company as well as awards proposed to be made to them under the Company's incentive plans. In conjunction with the Board, the Compensation Committee also reviews the Company's management development programs, its succession plans relating to senior management and performance goals and thresholds to be achieved under its incentive plans. As a means of assisting the Compensation Committee, management researches external sources for compensation data and external compensation consultants may be retained from time to time.

        A key compensation objective of the Company is that compensation should be aligned with performance. In 2019, highlights included, among other things:

  •
  record annual production of 1,782,147 ounces of gold — the eighth consecutive year in which gold production exceeded the original guidance for the year;

  •
  record cash generated by operating activities;

  •
  gold mineral reserves (net of production) decreased slightly (approximately 2%), however, the grade of the mineral reserves increased by approximately 5%;

  •
  increased measured and indicated mineral resources by approximately 4% and inferred mineral resources by approximately 19%;

  •
  the two Nunavut projects commenced commercial production, Meliadine (May, 2019) and the Amaruq satellite deposit at Meadowbank (September, 2019), with total expenditures under budget and on schedule;

  •
  advanced the Kittila shaft and mill expansion project; and

  •
  quarterly dividends increased twice in 2019 — 14% ($0.11 to $0.125) in February and 40% ($0.125 to $0.175) in October, and following strong performance in 2019, increased by an additional 14% ($0.175 to $0.20) in February, 2020.

Named Executive Officers

        For purposes of the Compensation Discussion & Analysis section of this Circular, the focus will solely be on the Vice-Chairman and Chief Executive Officer, the Senior Vice-President, Finance and Chief Financial Officer and the three other most highly compensated officers of the Company (the "Named Executive Officers"). The following table sets out the Company's Named Executive Officers for 2019.

Name	Title
Sean Boyd	Vice-Chairman and Chief Executive Officer
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Ammar Al-Joundi	President
Yvon Sylvestre	Senior Vice-President, Northern Operations — Canada and Europe
Jean Robitaille(1)	Senior Vice-President, Corporate Development, Business Strategy and Technical Services

(1)
Mr. Robitaille added Corporate Development responsibilities at the beginning of 2020.

Compensation Program Philosophy

        The Named Executive Officers of the Company have a significant influence on corporate performance and creating shareholder value. With this in mind, the Company's philosophy regarding compensation is that it must:

  •
  ensure that the interests of the Named Executive Officers and the Company's shareholders are aligned;

  •
  be competitive in order to attract and retain Named Executive Officers with the skills and talent needed to lead and grow the Company's business; and

  •
  provide a strong incentive to achieve the Company's goals.

Elements of Compensation

        The compensation paid to the Company's Named Executive Officers has four components:

  •
  base salary and benefits;

  •
  short-term incentive compensation (annual bonus);

  •
  long-term incentive compensation that may consist of grants of RSUs, PSUs and Options (other than for the Vice-Chairman and Chief Executive Officer or President) as well as optional participation in the Incentive Share Purchase Plan; and

  •
  career compensation in the form of retirement benefits (pension).

Compensation Considerations

        The Compensation Committee begins to review corporate and management performance in October of each year and, after several meetings over the succeeding months, finalizes its review and analyses in early December and submits its compensation recommendations to the Board of Directors in mid-December. The Board of Directors considers the recommendations and, traditionally, the timing related to compensation matters is as follows: (i) base salary — any adjustment becomes effective on January 1 of the next calendar year; (ii) bonus — any bonus payment is made within that calendar year (which reflects performance relating to that year); and (iii) any long-term incentive grants (RSUs, PSUs or Options) relating to performance in the current year are awarded early in January of the next calendar year.

        When conducting its evaluation of each Named Executive Officer, the Compensation Committee considers, among other things, executive compensation surveys, recommendations by any executive compensation consultant retained by the Compensation Committee, evaluations prepared by the Vice-Chairman and Chief Executive Officer for each Named Executive Officer (other than the Vice-Chairman and Chief Executive Officer) and an evaluation prepared by the Chair for the Vice-Chairman and Chief Executive Officer. The Board of Directors reviews the recommendations made by the Compensation Committee and gives final approval on the compensation of the Named Executive Officers. The Board of Directors has complete discretion over the amount and composition of each Named Executive Officer's compensation.

        In 2019, the Company's Human Resources department conducted an internal market analysis using publicly available information from the Company's peer group and surveys provided by different compensation firms, notably the 2019 Mercer Mining Industry Compensation Survey "Mining Industry Salary Survey — Corporate Report" (the "Mercer Mining Survey"). This market information, among other things, was used by the Compensation Committee and the Board of Directors in recommending and approving the salary adjustments and the bonuses for the Company's officers and long-term incentive grants.

Compensation Consultant

        The Compensation Committee has retained Meridian Compensation Partners ("Meridian") as its independent executive compensation consultant. The engagement began in 2012. The mandate of the executive compensation consultant is to serve the Company and to work for the Compensation Committee in its review of executive and director compensation and related governance matters. The nature and scope of services provided by Meridian to the Compensation Committee in 2019 included review of the Company's peer groups for benchmarking executive and director compensation and for relative performance measurements for the short-term and long-term incentive plans.

        The Compensation Committee does not direct Meridian to perform services in any particular manner or under any particular method. It approves all invoices for executive compensation work performed by Meridian. The Compensation Committee has the final authority to hire and terminate Meridian as its executive compensation consultant. Meridian has not provided any other services to the Company other than executive and director compensation services. The aggregate fees related to the executive and directors compensation services paid to Meridian for the past two years were:

Executive Compensation-Related Fees

Type of Work	2019(1)	2018(2)
Services related to executive and director compensation	$11,517	$6,136
All other fees	nil	nil
Total	$11,517	$6,136

(1)
The values for 2019 were converted to US$ using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
The values for 2018 were converted to US$ using the average of the daily 2018 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7721.

Risk Considerations

        The Company's total compensation plan is designed to drive long-term increases in shareholder value. The creation of an appropriate plan requires an understanding of the Company's objectives and the individuals charged with delivering the expected results. The Company strives to design its total compensation plan so that the plan does not result in or encourage behavior that is inconsistent with the goals and objectives of the Company.

        The Company continues to experience changes in production, mineral reserves, mineral resources, operations, employees and the international scope of its business. The success of the Company in delivering value for shareholders is largely determined by the quality and consistency of its strategy and the execution thereof. In this regard, the Board believes that it is important to ensure that compensation programs are designed to attract, motivate and retain key employees in order to achieve or exceed the strategic objectives of the Company. As part of its ongoing oversight duties, the Compensation Committee considers the implications of risk associated with the Company's compensation policies and practices having regard to various elements such as, among other things, retention of key personnel and appropriate performance targets that reward and align performance with compensation. The Company believes that its current compensation policies and practices achieves a proper balance between compensation to reflect both annual performance and long-term value creation.

        The Company has an anti-hedging policy, set out in the Company's Code of Business Conduct and Ethics, that prohibits all directors and officers from short-selling or trading in derivatives of the Company's securities. Named Executive Officers are required to own a minimum number of common shares to foster the alignment of management and shareholder interests (see "Share Ownership" on page 47 of this Circular).

Base Salary

        To retain a competent, strong and effective executive management group, the salaries paid by the Company must be competitive with others in the industry generally, as well as within the regional market in which the Named Executive Officer is located. Base salary levels take into account each Named Executive Officer's individual responsibilities, experience, performance and contribution to enhancing shareholder value.

        The base salary policy is structured to provide a solid base compensation level for Named Executive Officers to encourage achievement of the Company's goals while aligning their interests with the interests of the Company's shareholders.

        Annual base salaries are established using internal and external surveys of average base salaries paid to officers of other mining companies of similar characteristics as the Company. In its internal survey, the Company reviewed the 2019 publicly available information of nine mining companies: Barrick Gold Corporation, B2Gold Corp., Cameco Corporation, First Quantum Minerals Ltd., IAMGOLD Corporation, Kinross Gold Corporation, Newmont Corporation, Teck Resources Limited and Yamana Gold Inc. The information reviewed reflected actual compensation paid in 2018.

        The factors for selecting the companies in the internal survey generally included whether: (i) the company operates in the mining sector with a focus on exploration, development and production; (ii) the company has a listing on a U.S. stock exchange; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is between approximately one-fifth to two times that of the Company (the Company's market capitalization ranked third out of the ten companies in the peer group survey as at December 31, 2019). With respect to revenue, the Company ranked sixth in the peer group and with respect to asset value, the Company ranked sixth in the peer group. The Company competes with these peer group companies and other gold and mining companies for shareholders, capital, personnel and mining properties and, accordingly, the Company believes that this survey is a good representation of mining industry salaries (primarily gold companies) and an appropriate basis for comparisons to the Company and reflects the companies with which the Company actively competes. The Company uses a different selection of peer group companies for different purposes, including: (1) assessing the appropriate level of base salaries for the Named Executive Officers; (2) assessing relative Total Shareholder Return as a Short-Term Incentive Plan metric; and (3) assessing relative Total Shareholder Return and Multiple to Net Asset Value rank as PSU metrics. For the reasons behind these different peer group selections, see footnote (8) on page 33 of this Circular for the peer group used as a Short-Term Incentive Plan metric and page 44 of this Circular for the peer group used for PSU metric purposes.

        The external survey used was the Mercer Mining Survey. The Mercer Mining Survey reflected executive base salary remuneration at 47 Canadian mining companies as at April 1, 2019. Of these 47 companies, only a minority had NYSE listings and only two were larger than the Company, as measured by market capitalization.

        The Company does not use the base salaries of top executives in peer group companies to set the Named Executive Officers base salaries; for instance, there is no policy or practice that the Named Executive Officers salaries must be within a certain quartile of the base salaries of top executives in peer group companies. Rather, the information from the Company's internal survey was used to clarify the position for the Named Executive Officers and was utilized to evaluate the compensation of the other executive officers of the Company, while the information from the external survey was used to verify that the results of the internal survey are consistent with Canadian and U.S. industry standards. The base salaries of the Named Executive Officers in 2019 remained at the same amounts as in 2018 — while the Summary Compensation Table on page 49 of this Circular shows slight decreases in 2019 base salary amounts compared to 2018 levels, this is a result of the different annual $C/$US exchange rate used in each year. Because 2020 base salary adjustments (which reflect 2019 performance) are made at the beginning of 2020 but not disclosed in a management proxy circular until almost fifteen months later, there is sometimes a perceived disconnect between pay and performance.

Incentive Compensation

        Incentive compensation is contingent upon the performance of the Company and the individual's contribution toward that performance. Incentive compensation may consist of cash bonuses and long-term incentive compensation in the form of grants of Options under the Stock Option Plan, units under the Company's RSU Plan and units under the Company's PSU Plan. Any award or grant of incentive compensation is discretionary.

a.     Short-Term Incentives

Philosophy

        The Company's policy with respect to short-term incentives is to ensure that proper criteria are used to measure and reward the performance of senior executives and management within the organization.

        The overall percentage of incentive compensation should reflect market best practices with respect to incentive compensation, as determined based on the review of external sources of compensation data from peer companies. It should also reflect the equity principles and practices that are adopted and fostered by the Company.

        The short-term incentive policy links the contributions of the Named Executive Officers with business performance by rewarding achievements. Short-term incentive compensation is results-driven, and targets must be achieved for the incentive payout to be earned.

Calculation

        The short-term incentive amount is calculated as follows:

Target Incentive Levels

        Target incentive levels are defined as a percentage of base salary and vary by role in the Company and position level. For the Named Executive Officers, the target incentive levels are as follows:

Name	Target Incentive Level	Maximum Incentive Payout
Sean Boyd	200%	300%
David Smith	80 - 100%	120 - 150%
Ammar Al-Joundi	125%	187.5%
Yvon Sylvestre	80 - 100%	120 - 150%
Jean Robitaille	80 - 100%	120 - 150%

Individual Performance Factor

        The individual performance of each Named Executive Officer is assessed each year during the annual review process and an individual performance factor is set by the Compensation Committee with respect to the Vice-Chairman and Chief Executive Officer and by the Vice-Chairman and Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.

        The Compensation Committee can augment the bonus payout to the Vice-Chairman and Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Vice-Chairman and Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position. See below for details. For 2019, the Compensation Committee exercised its discretion and awarded Mr. Boyd an individual performance factor of 171%, an amount higher than the standard individual performance factor range, having regard to, among other things, the record annual gold produced and cash generated in 2019, the successful development of the Nunavut platform (two new mines achieved commercial production during the year) and the 47% increase in total shareholder return achieved in 2019.

Corporate Performance Factor

        Each year, specific corporate objectives are established by the Compensation Committee with an aim to fulfill the Company's strategy. It is anticipated that the key performance measures and relative weight applied to each key performance measure may vary from year to year to reflect the Company's then current focus, while always having regard to the Company's strategy and compensation philosophy. The Corporate Performance is assessed by the Vice-Chairman and Chief Executive Officer and President and approved by the Board against criteria determined by the Board.

2019 Corporate Performance Score

        For 2019, the corporate objectives and performance were as follows:

Category	Key Performance Measure	Weight	2019 Performance Objectives Target	2019 Results Assessment	2020 Target

People (25%)	Health & Safety — Global Combined Frequency of Accidents(1)	15%	1.1	13	1.05
	Environmental, Social & Governance(2)	5%	Judgment based	5	Judgment based
	People Development(3)	5%	Judgment based	4	Judgment based

Performance	Production(4)	10%	1,750,000	6	1,875,000*
—	Total Cash Costs(4)	7.5%	$620-670	5	$725-775*
Operational (25%)	All-In Sustaining Costs(4)	7.5%	$875-925	4	$975-1,025*

Performance —	Operating Cash Flow Per Share(5)	5%	Positive and increasing over time	4	Positive and increasing over time
Financial	Return on Invested Capital(6)	5%	10-15%	2	10-15%
(25%)	Dividends Per Share(7)	5%	Growth over time	5	Growth over time
	TSR(8)	10%	Relative to peer group	9	Relative to peer group

Pipeline	Capital Project Execution(9)	10%	On time and on budget	7	On time and on budget
(25%)	Mineral Reserves Per Share(10)	5%	Growth over time	3	Growth over time
	Mineral Resources Per Share(11)	5%	Growth over time	4	Growth over time
	Corporate Development Pipeline(12)	5%	Judgment based	4	Judgment based

Total Result				75

(1)
The Company is shifting to aspirational zero harm safety targets and leading performance indicators. This measure is assessed against the Company's target for Global Combined Frequency of Accidents, which includes contractors, and is defined as:

[lost time accidents + light duty assignments] × 200,000
number of hours worked during the period

  The result is then adjusted taking into account the occurrence of any fatalities at the Company's operations as well as other appropriate factors.

(2)
This measure is judgment based and is assessed against the number and severity of environmental incidents, community complaints and the Company's position in third party ESG rankings.

(3)
This measure is judgment based and is assessed against the development of the Company's succession plans for all critical positions as well as the training and development of the future leaders of the Company, while maintaining the Company's culture.

(4)
These measures are assessed against the guidance set out in the Company's February 14, 2019 news release. Total cash costs per ounce and all-in sustaining costs per ounce are non-GAAP measures. For more information, please see "Note to Investors Concerning Certain Measures of Performance".

  *  On March 24, 2020, following an order by the Government of Quebec issued on March 23, 2020 to close all non-essential businesses in response to the COVID-19 outbreak, and due to the uncertainties with respect to future developments, including the duration, severity and scope of the COVID-19 outbreak and the measures taken to contain the outbreak, Agnico Eagle withdrew its full year 2020 production and cash costs guidance. See ``General Development of the Business — Three-Year History — 2020" in the AIF for additional information. The Compensation Committee may review these targets in light of such withdrawal of guidance and determine what changes, if any, are appropriate.

(5)
This measure is judgment based and is assessed against the Company's goal of increasing Operating Cash Flow Per Share over time, while taking into account competing uses of cash. Operating Cash Flow Per Share is defined as:

cash provided by operating activities before working capital adjustment weighted average number of common shares outstanding (basic)

(6)
This measure is judgment based and is assessed against the Company's goal of achieving a Return on Invested Capital of 10-15%, while taking into account the gold price environment. Return on Invested Capital is defined as:

Adjusted NOPAT
average invested capital

  where "Adjusted NOPAT" is equal to:

Net Income (loss) for the year
Adjust for:	Income and mining taxes expense
Adjust for:	Income and mining taxes paid
Adjust for:	Finance costs
Adjust for:	Other Income
Adjust for:	Impairment loss/reversal
Adjust for:	Gain/loss on sale of equity securities
Adjust for:	Gain/loss on derivative financial instruments
Adjust for:	Foreign currency translation loss/gain
Adjust for:	Other non-recurring items

Adjusted NOPAT

  and where "average invested capital" is equal to the portion of capital actively being utilized in the business during the current and previous year:

Property, plant and mine development
Add:	Goodwill
Subtract:	Long-term assets not subject to depreciation (excluding Goodwill)
Add:	Current Assets
Subtract:	Current Liabilities
Subtract:	Cash & Cash Equivalents
Subtract:	Short Term Investments

Invested Capital
(7)
This measure is judgment based and is assessed against the Company's goal of growing the Company's dividend over time to return excess cash to shareholders, while taking into account competing uses of cash and the gold price environment.

(8)
This measure is assessed against the Company's performance relative to a peer group of companies comprised of B2Gold Corp., Barrick Gold Corporation, Centerra Gold Inc., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newcrest Mining Limited, Newmont Corporation and Yamana Gold Inc. The factors for selecting the companies for purposes of the Total Shareholder Return peer group included consideration of whether: (i) the company operates primarily in the gold mining sector with a focus on exploration, development and production; (ii) the peer group should include an international cross-section of gold mining companies; (iii) the company has operations in countries in addition to its home country; and (iv) the company's market capitalization is reasonably comparable to that of the Company (the Company's market capitalization ranked fourth out of the ten companies in the peer group survey as at December 31, 2019). Note: Centerra Gold Inc. and Kirkland Lake Gold Ltd. replaced Goldcorp Inc. and Randgold Resources Limited in 2019 due to the Barrick/Randgold and Newmont/Goldcorp transactions.

  The Company competes with these peer group companies for, among other things, shareholders and capital, and, accordingly, the Company believes that this peer group is an appropriate comparator group for assessing Total Shareholder Return. The Company has selected a different peer group for purposes of assessing Total Shareholder Return as compared to the Internal Survey because: (i) the Internal Survey included mining companies that are outside of the gold mining industry; as a significant factor in Total Shareholder Return for gold mining companies is a result of the performance of the gold price over the relevant time period, the Company believes that limiting the Total Shareholder Return peer group to only gold mining companies acts as a control to ensure that relative performance is assessed fairly; and (ii) the Internal Survey included mining companies that are North American headquartered; while the Company believes that such geographic concentration is appropriate for the Internal Survey for purposes of competition for personnel, the Company believes that competition for shareholders and capital is less geographically focused and, accordingly, it is appropriate to include additional companies to include an international cross-section of gold mining companies.

  Total Shareholder Return is defined as:

A+B
C

  Where: "A" is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the last day of the reference period; "B" is equal to the total value of dividends paid by the company per common share during the reference period; and "C" is equal to the volume weighted average trading price of the common shares of the company calculated by dividing the aggregate value by the aggregate volume of the common shares of the company traded on the TSX or, if the common shares are not traded on the TSX, on such other public stock exchange on which the common shares are listed that has the greatest volume of trading, for the five trading days immediately preceding the first day of the reference period.

(9)
This measure is judgment based and is assessed against the execution of the Company's schedule and budget for the Company's key capital projects.

(10)
This measure is judgment based and is assessed against the Company's goal of growing Mineral Reserves Per Share over time, while maintaining a minimum of 10 to 15 times annual gold production in mineral reserves. Mineral Reserves Per Share is defined as:

total mineral reserve
weighted average number of common shares outstanding (basic)

(11)
This measure is judgment based and is assessed against the Company's goal of growing Mineral Resources Per Share over time. Mineral Resources Per Share is defined as the aggregate of:

total measured and indicated mineral resource
weighted average number of common shares outstanding (basic)

  and

total inferred mineral resource
weighted average number of common shares outstanding (basic)

(12)
This measure is judgment based and is assessed against the Company's performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company's skills and abilities and the identification and evaluation of early to mid-staged candidates for inclusion in the project pipeline.

People (25% weighting; performance assessment: 22%)

        The health and safety of the Company's employees, including any contractors working on the Company's sites, is of the highest importance, as well as the Company's commitments to good environmental, social and governance practices and personnel development activities.

Health and Safety — Global Combined Frequency of Accidents (15% of total weighting):

  •
  There were no fatal accidents in 2019

  •
  The combined global accident frequency rate in 2019 was 0.98, well below our target of 1.10, and a significant improvement when compared to 2018 at 1.26

  •
  These safety results are very strong, but particularly so considering the extensive construction activity (primarily in Nunavut) during 2019

  •
  The Company's 2019 workforce included approximately 1,047 more employees/contractors when compared to 2019 (11,101 at the end of 2019 compared to 10,054 at the end of 2018). This safety performance, when taking into account the increase in personnel, is a testament of the Company's capacity to integrate the values of safety in new employees (both Company employees and contractors) and is a demonstration that the Company's supervision formula is an effective tool that promotes safety values and keeps people safe

  •
  La India achieved a triple "0" accident frequency in 2019 (no fatality, no lost time accident, no light duty assignment), and also earned the "Casco de Plata" Award in 2019 (a safety recognition awarded by the Mining Rescue Association of the Mexican Mining industry)

Performance score 13 out of 15

Environmental, Social and Governance ("ESG") (5% of total weighting):

  •
  All of the Company's mines continue to emphasize the importance of the Mining Association of Canada's Toward Sustainable Mining initiative as a means to align operations and to demonstrate good practices on ESG matters. All mines achieved level "A" in the 2019 evaluation. In addition, the Company played an important role in designing the World Gold Council's Responsible Gold Mining Principles, which have been launched industry wide and to favorable support

  •
  The start-up of the two Nunavut mines (the Meliadine mine and the Amaruq satellite deposit at Meadowbank) in 2019 saw all critical permits delivered on time, demonstrating both the quality of the work and the quality of the relationships with local communities and relevant permitting bodies

  •
  Implementation of governance procedures for critical infrastructure (tailings storage facilities, rockfill storage facilities, heap leach facilities and water management infrastructure) progressed well at all operating mines in 2019, with good alignment between the operations and the corporate office throughout the process

  •
  Water management was challenging at several sites in 2019, due both to quantity and quality concerns. Each mine site has now adopted plans to address water management issues. More robust and consistent water management practices are being developed and will be established as part of the Company's Water Stewardship initiative in 2020

  •
  With respect to closure and rehabilitation matters, the Company achieved a major milestone in 2019 with the government of Ontario agreeing to the Company's proposal for Financial Assurance at the Company's historic Cobalt properties. This is the result of approximately seven years of work in the field and negotiations with government authorities

Performance score 5 out of 5

People Development (5% of total weighting):

  •
  The results of the substantial efforts made over the past few years towards designing and implementing a comprehensive succession plan/program were seen in 2019

  •
  The Company smoothly transitioned through the retirements and successions of several members of mid and senior management and is preparing for similar transitions over the next few years

  •
  The Company continued its investment in training and experience for high potential next generation employees by offering:

  •
  Rotation of work assignments to increase breadth of experience

  •
  Exposure to investors, analysts and industry peers

  •
  Inclusion in major strategic discussions

  •
  Access to a Leadership Development Program and business acumen, technical and other relevant training

  •
  One-on-one career conversations with potential future senior leaders and executives

  •
  External coaching in some cases

Performance score 4 out of 5

Performance — Operational (25% weighting; performance assessment: 15%)

        Operational performance is assessed against the annual production, total cash costs and all-in sustaining costs guidance typically disclosed in the Company's news release issued in February of each year.

Production (10% of total weighting):

  •
  2019 production of an annual record of 1,782,147 ounces of gold exceeded the original production guidance of 1.75 million ounces of gold

  •
  This is the eighth consecutive year of outperformance relative to initial guidance

Performance score 6 out of 10

Total Cash Costs (7.5% of total weighting):

  •
  2019 total cash costs per ounce of gold produced of $673 were above the top end of the February 2019 guidance range for 2019 full year cash costs of $620 — $670 per ounce

  •
  The higher than forecast costs were primarily a result of the slower than expected ramp up of operations at the two new Nunavut sites (the Meliadine mine and the Amaruq satellite deposit at Meadowbank); plans are in place to improve productivity and optimize the operations

Performance score 5 out of 7.5

All-in Sustaining Costs (7.5% of total weighting):

  •
  2019 all-in sustaining costs ("AISC") per ounce of gold produced of $938 were higher than the February 2019 guidance range for 2019 full year AISC of $875-$925 per ounce

  •
  Total capital expenditures (including sustaining capital) for the full year 2019 were $824.8 million, compared to guidance (updated in October 2019) of $790 million:

($ millions)

2019 capital expenditure budget	790.0

Northern Business — Sustaining Capital	274.9

Northern Business — Development Capital	487.6

Southern Business — Sustaining Capital	38.9

Southern Business — Development Capital	18.4

Other	5.0

Total 2019 capital expenditures	824.8

Performance score 4 out of 7.5

Performance — Financial (25% weighting; performance assessment: 20%)

        Financial performance is assessed against operating cash flow per share, return on invested capital, dividends per share and total shareholder return.

Operating Cash Flow Per Share (5% of total weighting):

  •
  Cash provided by operating activities in 2019 was a record $881.7 million (as compared to $605.7 million in 2018)

  •
  Operating cash flow per share in 2019 was $3.72/share (an increase of 43.1% as compared to $2.60/share in 2018)

  •
  The increase in cash provided by operating activities in 2019 compared to 2018 was primarily due to higher gold sales volumes and higher realized gold prices, partially offset by higher costs relating to the slower than expected ramp up of operations at the two new Nunavut sites (the Meliadine mine and the Amaruq satellite deposit at Meadowbank)

Performance score 4 out of 5

Return on Invested Capital (5% of total weighting):

  •
  While Earnings, EBITDA, and Adjusted EBITDA were all strong in 2019, the Return on Invested Capital of 6.2% (as compered to 1.7% in 2018) still remains below the long-term target of 10-15%

  •
  The Company had net income of $473.2 million ($2.00/share) in 2019 as compared to a net loss of $326.7 million ($1.40/share) in 2018

  •
  The Company continues to exercise increased discipline in its capital allocation process and decision-making:

  •
  Target investment returns of 10-15%

  •
  Independent project and business case reviews for significant capital expenditures

  •
  Robust project management and tracking to ensure projects are on time, on budget and deliver as promised

        It is expected that a strong project pipeline, combined with knowledge-based and disciplined capital allocation, will significantly improve the ROIC over time.

Performance score 2 out of 5

Dividends Per Share (5% of total weighting):

  •
  The Company has paid a dividend for 37 consecutive years, with a cumulative payout of more than $1 billion

  •
  Quarterly dividends increased twice in 2019 — 14% ($0.11 to $0.125) in February and 40% ($0.125 to $0.175) in October, and following strong performance in 2019, increased by an additional 14% ($0.175 to $0.20) in February, 2020

  •
  Additionally, the Company's dividend yield of 0.95% compares favourably (4 out of 10) with the Company's peer group as set out below:

	Dividend Yield	Rank
Barrick Gold Corporation	1.10%	2
B2Gold Corp	0.00%	7
Centerra Gold Inc.	0.00%	7
IAMGold Corporation	0.00%	7
Kinross Gold Corporation	0.00%	7
Kirkland Lake Gold Ltd.	0.24%	6
Newcrest Mining Limited	1.05%	3
Newmont Corporation	1.29%	1
Yamana Gold Inc.	0.64%	5
Agnico Eagle Mines Limited	0.95%	4

Performance score 5 out of 5

Total Shareholder Return (10% of total weighting):

        This measure is assessed against the Company's performance relative to a peer group of companies comprised of Barrick Gold Corporation, B2Gold Corp., Centerra Gold Inc., IAMGOLD Corporation, Kinross Gold Corporation, Kirkland Lake Gold Ltd., Newcrest Mining Limited, Newmont Corporation and Yamana Gold Inc.

  •
  The Company's Total Shareholder Return ranking was 4 out of 10, in the Company's peer group, as set out below:

	TSR	Rank
Barrick Gold Corporation	32%	7
B2Gold Corp	31%	8
Centerra Gold Inc.	76%	1
IAMGOLD Corporation	-3%	10
Kinross Gold Corporation	40%	5
Kirkland Lake Gold Ltd.	61%	2
Newcrest Mining Limited	40%	5
Newmont Corporation	30%	9
Yamana Gold Inc.	61%	3
Agnico Eagle Mines Limited	47%	4

Performance score 9 out of 10

Pipeline (25% weighting; performance assessment: 18%)

        Pipeline performance is assessed against the Company's performance with respect to searching out acquisition opportunities in low-risk regions that are well matched to the Company's skills and abilities, the identification and evaluation of early to mid-staged candidates for inclusion in the project pipeline, capital project execution and growth in mineral reserves and mineral resources per share.

Capital Project Execution (10% of total weighting):

Meliadine:

  •
  Main construction milestones:

  •
  Mill construction completed mid-January 2019;

  •
  Construction team support provided to advance the Phase 2 open pit expansion;

  •
  Commissioning and start-up of saline water treatment plant and sea discharge.

  •
  Schedule and Budget:

  •
  Commercial production achieved in April, 2019;

  •
  Project completed below budget and ahead of schedule.

  •
  Project Optimization:

  •
  Ramping up of underground mining and at mill;

  •
  Accelerating the Phase 2 open pit expansion due to available excess mill capacity.

Amaruq:

  •
  Project Optimization:

  •
  Final construction completed in the fourth quarter of 2019;

  •
  Long haul truck fleet on site, and performing as expected;

  •
  Pit stripping activities advancing more slowly than expected;

  •
  Underground ramp progressing as planned;

  •
  Mill expansion completed and capacity as expected;

  •
  Successful mining recovery of additional ore from the Portage and Vault pits prior to the closure of the Meadowbank site pits (to prevent a gap in production).

  •
  Schedule and Budget:

  •
  Commercial production achieved in October, 2019; total Nunavut build in-line with $1.23 billion guidance.

  •
  Project Optimization:

  •
  Continue underground opportunity study;

  •
  Continued exploration success on underground targets, as well as surface exploration potential on the property.

Kittila:

  •
  Mining in Rimpi zone was successfully completed in the first quarter of 2019;

  •
  First segment of shaft slashing is complete, and head frame is now completed. Shaft sinking and steel installation to resume in early 2020;

  •
  Mill expansion is completed up to Phase 2;

  •
  Shaft and mill expansion are continuing to advance as scheduled; some cost pressures appearing with the expansion project now forecast to cost approximately 160M to 170M euros (previous forecast was 160M euros) primarily due to higher than expected costs for shaft sinking and the rock handling system.

Performance score 7 out of 10

Mineral Reserves Per Share (5% of total weighting):

  •
  2019 gold mineral reserves, net of 2019 gold production, decreased by approximately 2% to approximately 21.6 million ounces of gold (237 million tonnes grading 2.83 g/t gold), while the gold reserve grade increased by approximately 5% from the previous year (2.70 g/t to 2.83 g/t)

  •
  This equates to approximately 91.10 ounces of gold per 1,000 shares, which is a decrease of approximately 4% when compared to 2018 (94.49 ounces of gold per 1,000 shares)

Performance score 3 out of 5

Mineral Resources Per Share (5% of total weighting):

  •
  Gold contained in measured and indicated mineral resources of approximately 18.1 million ounces of gold (425 million tonnes grading 1.32 g/t gold) and inferred mineral resources of approximately 21.5 million ounces of gold (250 million tonnes grading 2.67 g/t gold) increased by approximately 9% and approximately 19%, respectively, over 2018 amounts

  •
  This equates to approximately 166.7 ounces of gold per 1,000 shares, which is an increase of approximately 10% when compared to 2018 (152.2 ounces of gold per 1,000 shares)

Performance score 4 out of 5

Corporate Development Pipeline (5% of total weighting):

  •
  Two earn-in agreements were entered into

  •
  Activities in 2019 also included new equity investments in multiple junior mining companies

  •
  There has been continued improvement in the number and quality of detailed evaluations completed in the year. The project evaluation group reviewed more than 112 projects (10% more in 2019 compared to 2018)

Performance score 4 out of 5

2019 Individual Performance Factors for Named Executive Officers

        The individual performance factor is determined each year during the annual review process and is set by the Compensation Committee with respect to the Vice-Chairman and Chief Executive Officer and by the Vice-Chairman and Chief Executive Officer with respect to the other Named Executive Officers. The individual performance factor is set between 0% and 150%.

        The Compensation Committee can augment the bonus payout to the Vice-Chairman and Chief Executive Officer to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. The Vice-Chairman and Chief Executive Officer can augment the bonus payout to the other Named Executive Officers to a discretionary amount by adjusting the maximum individual performance factor beyond 150%. Notwithstanding the exercise of such discretion, the total short-term incentive cannot exceed the maximum incentive payout for the given position and the Board has final approval of any amounts awarded.

Sean Boyd — Vice-Chairman and Chief Executive Officer

        In 2019, Mr. Boyd's responsibilities and objectives included: setting the Company's strategic direction while ensuring that the proper human and financial resources were in place to support and give effect to the direction set; achieving operating targets for production, costs, gold reserves and major project completion; developing and executing on corporate goals and objectives; and overseeing acquisition/divestiture initiatives and representing the Company before stakeholders. For 2019, the Compensation Committee exercised its discretion and awarded Mr. Boyd an individual performance factor of 171%, an amount higher than the standard individual performance factor range, having regard to, among other things, the accomplishments set described below as well as the 47% increase in total shareholder return achieved in 2019.

        Mr. Boyd's accomplishments relating to 2019 included:

  •
  record annual production of 1,782,147 ounces of gold — the eighth consecutive year in which gold production exceeded the original guidance for the year;

  •
  record cash generated by operating activities;

  •
  gold mineral reserves (net of production) decreased slightly, however, the grade of the mineral reserves increased by approximately 5%;

  •
  increased measured and indicated mineral resources by approximately 4% and inferred mineral resources by approximately 19%;

  •
  the two Nunavut projects commenced commercial production, Meliadine (May, 2019) and the Amaruq satellite deposit at Meadowbank (September, 2019), with total expenditures under budget and on schedule;

  •
  advanced the Kittila shaft and mill expansion project; and

  •
  quarterly dividends increased twice in 2019 — 14% ($0.11 to $0.125) in February and 40% ($0.125 to $0.175) in October, and following strong performance in 2019, increased by an additional 14% ($0.175 to $0.20) in February, 2020.

David Smith — Senior Vice-President, Finance and Chief Financial Officer

        In 2019, Mr. Smith's objectives included overall responsibility for all financial aspects of the Company, including financial reporting, treasury, budgeting, internal audit and control and input on corporate strategy and acquisitions, oversight of the investor relations program, oversight of the information technology department and representing the Company before stakeholders. For 2019, the Compensation Committee awarded Mr. Smith an individual performance factor of 120%.

        Mr. Smith's accomplishments relating to 2019 included:

  •
  enhanced corporate cash flow and liquidity with innovative working capital solutions;

  •
  obtained a credit rating from a US rating service for the first time and achieved a "Positive Trend" to the Company's investment grade credit rating (from US and Canadian rating agencies);

  •
  no issues pertaining to the financial statements;

  •
  further strengthened the finance team including the financial planning and analysis function; and

  •
  led strong, award winning investor relations program.

Ammar Al-Joundi, President

        In 2019, Mr. Al-Joundi's objectives included supporting the Vice-Chairman and Chief Executive Officer and senior executives in designing and executing strategy, facilitating co-ordination and communication between the various business units to promote the effective execution of strategy and representing the Company before stakeholders. For 2019, the Compensation Committee awarded Mr. Al-Joundi an individual performance factor of 130%.

        Mr. Al-Joundi's accomplishments relating to 2019 included:

  •
  facilitating co-ordination and communication between various business groups to assist in developing and executing corporate strategy;

  •
  working with the business strategy group to develop and track strategic priorities and increase the effectiveness of the capital allocation program;

  •
  supporting the Chief Financial Officer and finance group with respect to capital markets matters;

  •
  working with the investor relations group to meet with owners, analysts and government and community representatives;

  •
  working with the advanced projects team to enhance project economics and ensure quality execution;

  •
  working with the corporate development and project evaluation teams to prioritize and assess opportunities; and

  •
  working with the human resources and ESG teams to formulate management development programs and community relations programs, respectively.

Yvon Sylvestre — Senior Vice-President, Operations — Canada and Europe

        In 2019, Mr. Sylvestre's objectives included overseeing the effective operation of the Northern Business Unit and executing the business plan, establishing a cost reduction strategy and continuous improvement process, pursuing life-of-mine and budgeting process improvements and ensuring operation and optimization of each operating division. For 2019, the Compensation Committee awarded Mr. Sylvestre an individual performance factor of 124%.

        Mr. Sylvestre's accomplishments relating to 2019 included:

  •
  the mines in the Northern Business Unit exceeded gold production guidance at total cash costs per ounce slightly above guidance primarily due to ramp-up challenges at the two Nunavut mines;

  •
  the Meliadine mine achieved commercial production ahead of schedule in the second quarter of 2019. Mining and milling rates are as expected and efforts are focused on optimization to support an accelerated production schedule to benefit from excess mill capacity;

  •
  the Amaruq mine achieved commercial production on schedule in the fourth quarter of 2019 despite ramp-up and water management challenges. Continued to advance underground project and exploration program as well as the phase 2 permitting process;

  •
  the Kittila expansion project is progressing well and on schedule for an expected 2021 shaft commissioning; and

  •
  pursued life-of-mine optimization initiatives at LaRonde, Goldex, Canadian Malartic and Kittila mines and assessments continued on the Kirkland Lake assets expected to be delivered in late 2020.

Jean Robitaille — Senior Vice-President, Corporate Development, Business Strategy and Technical Services

        In 2019, Mr. Robitaille's objectives included overseeing the business strategy, technical services and project evaluation teams, focusing on business strategy alignment, including with respect to project evaluations, and improved accountability for key initiatives related to the strategic plan, enhanced monitoring and follow-up of the capital allocation process, the optimization of the analysis, efficiency and predictability of budget and long term planning, provision of technical support to all business units as well as spearheading the innovation platform. In addition, Mr. Robitaille assumed responsibility for the Corporate Development function at the beginning of 2020. For 2019, the Compensation Committee awarded Mr. Robitaille an individual performance factor of 120%.

        Mr. Robitaille's accomplishments relating to 2019 included:

  •
  oversight of the updated strategic plan, further enhancing the long term vision and planning;

  •
  provided further clarity on capital expenditure requests via the capital allocation process;

  •
  oversight of budget and long term planning scenarios involving potential improvement initiatives;

  •
  oversight of technical support provided to the Company's development and advanced exploration projects;

  •
  delivered positive developments on ore/waste sorting — continued innovation efforts also focused on data solution, mechanical cutting, renewable energy and automation; and

  •
  integrated the project evaluation function to improve alignment with the overall business strategy.

Short-Term Incentive Calculation for Named Executive Officers

        The following table sets out the calculation for the short-term incentive amount paid to each Named Executive Officer in 2019.

Name	Individual Incentive Target	x	Individual Performance Factor	x	Corporate Performance Factor	x	Base Salary	x	Short-Term Incentive Amount(1)
	(%)		(%)		(%)		($)		($)
Sean Boyd	200	x	171	x	75.0	x	1,318,800	=	3,391,200
David Smith	80 - 100	x	120	x	75.0	x	508,680	=	459,696
Ammar Al-Joundi	100 - 125	x	130	x	75.0	x	678,240	=	715,920
Yvon Sylvestre	80 - 100	x	124	x	75.0	x	452,160	=	422,016
Jean Robitaille	80 - 100	x	120	x	75.0	x	414,480	=	324,048

(1)
The base salary and short-term incentive amount is paid in Canadian dollars and reported in U.S. dollars. The values were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

b.    Long-Term Incentives

Philosophy

        The purpose of long term incentive awards are primarily to align management's and key employee's long term interests with those of shareholders and to retain key management and employees. RSUs, PSUs and, for officers other than the Vice-Chairman and Chief Executive Officer and the President, Options provide a link between officers' compensation and increases in the value of the Company's common shares, and therefore create an incentive to enhance shareholder value over the long-term. Grants of RSUs, PSUs and Options are based on four factors:

  •
  the individual's performance;

  •
  the individual's level of responsibility within the Company and ability to create or enhance future value for shareholders;

  •
  the number and value of RSUs and PSUs and the number and exercise price of Options previously issued to the individual; and

  •
  the Company's performance and past practices.

        The purpose of long-term incentive awards are primarily to align management's long-term interest with that of shareholders and to retain key management. The Compensation Committee believes direct ownership of shares more fully aligns management and shareholder interests and awards only RSUs and PSUs to the Vice-Chairman and Chief Executive Officer and the President and has begun a process of gradually allocating a greater proportion of RSU and PSU awards (compared to Option grants) to other members of senior management, to achieve this objective. Long-term incentives for officers and key employees are provided through a combination of RSUs, PSUs and/or Options granted under the RSU Plan, the PSU Plan and the Stock Option Plan, respectively.

        Long-term incentives are an integral part of the compensation strategy of the Company. The internal compensation survey, described above, compares the number of RSUs, PSUs and Options issued to the Company's executive officers relative to the companies surveyed. Based on these findings, the Company believes that the RSUs, PSUs and Options issued to the executives of the Company are generally in line with industry practices. Currently, there is no limit on the number of RSUs granted per year under the RSU Plan or PSUs granted per year under the PSU Plan. The maximum number of Options permitted to be granted per year under the terms of the Stock Option Plan is 2% of common shares outstanding (totaling 4,816,965 Options as at March 17, 2020).

        The four factors outlined above provide a broad framework within which the Company evaluates the performance of the individual and assesses the potential value this individual can contribute to the future success of the Company. Long-term incentive grants are then awarded on this basis. There is no weighting of factors or specific measures that an individual must achieve; it is a comprehensive evaluation based on the performance, potential contributions and value of the individual to the business of the Company.

        In connection with the evaluation of management's performance conducted near the end of each fiscal year, the Compensation Committee makes a recommendation with respect to the number of RSUs and PSUs and the number of Options (if any) to be granted to officers of the Company. If such recommendation is deemed acceptable to the Board of Directors, the Board of Directors approves: (i) the grant of the RSUs and PSUs as soon as practicable at the beginning of the next calendar year; and (ii) the grant of Options on the first trading day in January, with such grant becoming effective immediately with an exercise price equal to the closing price of the immediately preceding trading day.

        The Company's practices with respect to the vesting of each of Options, RSUs and PSUs are set out below.

Options

        Absent extenuating circumstances, the Compensation Committee's policy is to recommend to award Options that vest such that a maximum of 25% of the Options granted vest 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the date of the Option grant. Options have a maximum term of five years from the grant date. A description of the Stock Option Plan is set out under "Stock Option Plan" beginning on page 52 of this Circular.

RSUs

        Absent other circumstances, the Committee's policy is to recommend to award RSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the RSUs were granted. A description of the RSU Plan is set out under "RSU Plan" beginning on page 50 of this Circular.

PSUs

        Absent other circumstances, the Committee's policy is to recommend to award PSUs that vest on December 31 or the last trading day of the third calendar year following the year in respect to which the PSUs were granted. A description of the PSU Plan is set out under "PSU Plan" beginning on page 51 of this Circular.

2019 PSU Payout (2017 Grants)

        PSUs form a minimum of 50% of the equity component of long-term incentive compensation for the Vice-Chairman and Chief Executive Officer and the President and are gradually forming a larger component of long-term incentive compensation for the other Named Executive Officers as the Company continues to decrease the size of Option grants to Named Executive Officers.

        The table below sets out the value of PSUs for each Named Executive Officer that vested in 2019, based on the Company's performance for the period 2017 — 2019:

Name	2017 Grant Value(1)	2017 PSU Award	x	2017 PSU Performance Measurement	x	Share Price at Vesting(2)	PSU Value(3)
	($)	(# of units)		(0 - 200%)		($)	($)
Sean Boyd	2,244,955	50,000		168.8		61.55	5,195,116
David Smith	673,487	15,000		168.8		61.55	1,558,535
Ammar Al-Joundi	1,459,221	32,250		168.8		61.55	3,376,825
Yvon Sylvestre	561,239	12,500		168.8		61.55	1,298,779
Jean Robitaille	493,890	11,000		168.8		61.55	1,142,925

(1)
The valuation of the grants of PSUs was calculated based on the "Market Price" of the Company's common shares as provided for in the PSU Plan at the time of grant, being C$58.25. The rate of exchange used to convert Canadian to U.S. dollars was the average of the daily 2017 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7708.

(2)
The share price shown represents the price of the common shares of the Company on the TSX at the time of vesting, being C$79.95. On December 31, 2019, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7699.

(3)
The valuation of the PSUs at vesting was calculated based on the number of PSUs granted, multiplied by the PSU performance factor, multiplied by the price of the common shares of the Company on the TSX at the time of vesting. On December 31, 2019, the exchange rate as reported by the Bank of Canada was C$1.00 equals US$0.7699.

        The "Performance Measurement" for PSUs is based on four factors: (1) Relative Total Shareholder Return Rank (37.5%) ("TSR"); (2) Relative Multiple to NAV Rank (37.5%) ("Multiple"); (3) Production (12.5%) ("Production"); and (4) AISC (12.5%).

        The selection of peer group companies for purposes of TSR and Multiple factor calculations, is based on a number of criteria including industry (gold); business scope (exploration, development and production); size (market capitalization; revenue; assets); and peers of peers (companies commonly used as peers of other companies). The Company has selected a different peer group for purposes of assessing TSR and the Multiple factors as compared to the Internal Survey and for Total Shareholder Return in connection with the STIP. The TSR and Multiple factors comprise 75% of the weighting of PSU performance and are measured over a period of almost three years. A larger peer group is used (approximately twice as large) as the concern with a small peer group is that results can be very volatile because relative positioning can be significantly affected by the performance of one company within the group — a larger group smoothes out this volatility and, the Company believes, presents a more balanced picture of actual performance over the period being measured.

        The peer group and information related to the selection criteria of the peer group for the 2017 PSU awards, which were paid out in 2019, are set out in the tables below.

Alamos Gold Inc.	IAMGOLD Corporation	Pretium Resources Inc.
B2Gold Corp.	Kinross Gold Corporation	SEMAFO Inc.
Barrick Gold Corporation	Kirkland Lake Gold Ltd.	SSR Mining Inc.
Centerra Gold Inc.	New Gold Inc.	Torex Gold Resources Inc.
Detour Gold Corporation	Newmont Corporation	Yamana Gold Inc.
Eldorado Gold Corporation	OceanaGold Corporation
Endeavour Mining Corporation	Pan American Silver Corp.

(1)
Percentile rank is based on information reported as of December 31, 2019; where applicable, values are converted to US$ using the exchange rate reported by the Bank of Canada of C$1.00 equals US$0.7699.

(2)
Data relating to the revenue and assets of Centerra Gold Inc. and Detour Gold Corporation as of December 31, 2019 were not available.

        The calculation of PSU awards is determined, in part, based on the Company's TSR and Multiple relative to peer group companies.

Company TSR and Multiple Rank	Performance Factor (% of PSUs vesting)
1	200%
2 or 3	175%
4 or 5	150%
6 or 7	125%
8 or 9	100%
10 or 11	75%
12 or 13	50%
14 or 15	25%
Less than 15	0%

        For Production, the payout performance is as follows:

Production(1)	Payout Percentage

Equal to or more than 6.0% above Production Guidance	200%

Equal to or more than 4.5% above Production Guidance	175%

Equal to or more than 3.0% above Production Guidance	150%

Equal to or more than 1.5% above Production Guidance	125%

Midpoint of Production Guidance	100%

Equal to or more than 1.5% below Production Guidance	75%

Equal to or more than 3.0% below Production Guidance	50%

Equal to or more than 4.5% below Production Guidance	25%

Equal to or more than 6.0% below Production Guidance	0%

        For AISC, the payout performance is as follows:

AISC(1)	Payout Percentage

Equal to or more than 6.0% below AISC Guidance	200%

Equal to or more than 4.5% below AISC Guidance	175%

Equal to or more than 3.0% below AISC Guidance	150%

Equal to or more than 1.5% below AISC Guidance	125%

Midpoint of AISC Guidance	100%

Equal to or more than 1.5% above AISC Guidance	75%

Equal to or more than 3.0% above AISC Guidance	50%

Equal to or more than 4.5% above AISC Guidance	25%

Equal to or more than 6.0% above AISC Guidance	0%

(1)
Where a guidance range has been provided, the calculation will be made based on the mid-point of that guidance range.

        The Company performed well in the period 2017-2019, with the following results:

  (1)
  TSR — 5th out of 20 for a performance score of 150%;

  (2)
  Multiple — 2nd out of 20 for a performance score of 175%;

  (3)
  Production — exceeded guidance in 2017 by more than 6% for a performance score of 200%; exceeded guidance in 2018 by more than 6% for a performance score of 200%; and

  (4)
  AISC — were lower than guidance in 2017 by more than 6% for a performance score of 200%; were lower than guidance in 2018 by more than 3% (but less than 4.5%) for a performance score of 150%.

Final Calculation

        The "Performance Measurement" for purposes of the 2017 grant of PSUs is equal to:

(37.5% × A) + (37.5% × B) + (12.5% × C) + (12.5% × D)

  where:

  A = Relative Total Shareholder Return Rank Payout Percentage

  B = Relative Multiple to NAV Rank Payout Percentage

  C = Production Guidance Payout Percentage

  D = AISC Guidance Payout Percentage

		Payout %	Weight
A)	TSR	150%	37.50%	56.25%
B)	Multiple	175%	37.50%	65.63%
C)	Production	200%	12.50%	25.00%
D)	AISC	175%	12.50%	21.88%

	Performance Measurement			168.8%

Pensions

        A description of the retirement benefits made available to the Company's Named Executive Officers is set out under "Pension Plan Benefits" beginning on page 57 of this Circular.

Executive Incentive Compensation Recoupment Policy

        The Company has adopted a recoupment policy (the "Recoupment Policy") to assist in the management of compensation related risk. Under the Recoupment Policy, the Vice-Chairman and Chief Executive Officer and each executive that reports directly to the Vice-Chairman and Chief Executive Officer (which includes the Chief Financial Officer, each an "Executive"), is subject to having his or her annual incentive compensation clawed back in circumstances where the financial statements of the Company are restated and the Executive has engaged in gross negligence, intentional misconduct or fraud which caused or contributed to such restatement.

Share Ownership

        In order to align the interests of the Company and those of its officers and employees, the Company encourages ownership of common shares and facilitates this through its RSU Plan, PSU Plan, Stock Option Plan and Incentive Share Purchase Plan. Details of these plans can be found on pages 50 to 54 of this Circular. The Company has also adopted executive common share ownership policies: the Chief Executive Officer is required to have or own at least 125,000 common shares or RSUs of the Company. Mr. Boyd, the current Vice-Chairman and Chief Executive Officer of the Company, meets this equity ownership requirement. A new Chief Executive Officer would have five years after being appointed to that position to comply with this requirement. The President is required to have or own at least 90,000 common shares or RSUs of the Company, Senior Vice-Presidents of the Company are required to have or own at least 30,000 common shares or RSUs of the Company and Vice-Presidents of the Company are required to have or own at least 15,000 common shares or RSUs of the Company. The President, Senior Vice-Presidents and Vice-Presidents of the Company have five years from the date of appointment to meet this common share ownership requirement.

        The following list sets out each senior officer's holdings of common shares and RSUs of the Company as at March 17, 2020:

Sean Boyd, Director, Vice-Chairman and Chief Executive Officer	312,691
Ammar Al-Joundi, President	225,057
David Smith, Senior Vice-President, Finance and Chief Financial Officer	118,870
Guy Gosselin, Senior Vice-President, Exploration	44,845
Louise Grondin, Senior Vice-President, People and Culture	93,373
R. Gregory Laing, General Counsel and Senior Vice-President, Legal	99,465
Marc Legault, Senior Vice-President, Operations — USA and Latin America	97,360
Carol Plummer, Senior Vice-President, Sustainability	26,194
Jean Robitaille, Senior Vice-President, Corporate Development, Business Strategy and Technical Services	104,511
Yvon Sylvestre, Senior Vice-President, Operations — Canada and Europe	64,753

Performance Graph

        The following graph compares the total cumulative return of $100 invested in the Company's common shares on December 31, 2014 with the cumulative total return for each of the S&P/TSX Composite Index and S&P/TSX Global Gold Index over the five-year period ended December 31, 2019 (in each case, assuming reinvestment of dividends). The graph below shows what a $100 investment in each of the above mentioned indices and in the Company's common shares, made at December 31, 2014, would be worth during the five years following the initial investment.

Agnico Eagle Mines Limited Stock Price(1) vs. S&P/TSX Composite and S&P/TSX Global Gold Index

Note:

(1)
Assumes reinvestment of dividends of $0.32 paid in 2015; $0.36 paid in 2016; $0.41 paid in 2017, $0.44 paid in 2018 and $0.55 paid in 2019.

        The price of the Company's common shares has outperformed the S&P/TSX Global Gold Index and the S&P/TSX Composite Index during the five-year period ended December 31, 2019. The trend in compensation of the Named Executive Officers has generally been consistent with share price performance over this period. To illustrate, the total compensation of the Vice-Chairman and Chief Executive Officer increased with the increased share performance in each of 2015, 2016 and 2017; decreased with the share price decrease in 2018 and marginally decreased in 2019 when the share performance substantially increased — reflecting a strong alignment of pay and performance and a balanced approach to compensation. A substantial element of Named Executive Officer compensation (an average of approximately 54%) is comprised of long-term incentives with the final value based on the future common share performance of the Company, directly aligning share price performance and compensation (see "Long-Term Incentive Compensation — RSUs, PSUs and Options").

Compensation of Officers

        The following table sets out the name and title of each of the Company's senior officers.

Name	Title
Sean Boyd	Vice-Chairman and Chief Executive Officer
Ammar Al-Joundi	President
David Smith	Senior Vice-President, Finance and Chief Financial Officer
Guy Gosselin	Senior Vice-President, Exploration
Louise Grondin	Senior Vice-President, People and Culture
R. Gregory Laing	General Counsel and Senior Vice-President, Legal
Marc Legault	Senior Vice-President, Operations — USA and Latin America
Carol Plummer	Senior Vice-President, Sustainability
Jean Robitaille	Senior Vice-President, Corporate Development, Business Strategy and Technical Services
Yvon Sylvestre	Senior Vice-President, Northern Operations — Canada and Europe

        The following summary compensation table sets out compensation during the three most recently completed fiscal years for the Named Executive Officers of the Company, measured by total compensation earned during the fiscal year ended December 31, 2019.

Summary Compensation Table(1)

							Non-Equity Incentive Plan Compensation(2)
Name and Principal Position	Year	Salary	Share- Based Awards (ISPP)(3)	Share- Based Awards (RSUs)(4)	Share- Based Awards (PSUs)(5)	Option- Based Awards(6)	Annual Incentive Plans	Long- Term Incentive Plans	Pension Value	All Other Compensation(7)	Total Compensation
		($)	($)	($)	($)	($)	($)	($)	($)	($)	($)
Sean Boyd	2019	1,318,800	—	2,071,646	2,071,646	—	3,391,200	n/a	397,999	19,328	9,270,620
Vice-Chairman and	2018	1,351,175	—	2,244,109	2,244,109	—	3,227,378	n/a	423,806	19,699	9,510,275
Chief Executive Officer	2017	1,194,740	—	2,244,955	2,244,955	—	3,221,944	n/a	781,691	19,550	9,707,835
David Smith	2019	508,680	25,434	745,793	745,793	314,703	459,696	n/a	145,256	20,141	2,965,496
Senior Vice-President, Finance	2018	521,168	25,093	718,115	718,115	410,541	470,981	n/a	148,822	20,556	3,008,298
and Chief Financial Officer	2017	501,020	23,124	673,487	673,487	502,253	470,188	n/a	145,681	23,034	3,012,273
Ammar Al-Joundi	2019	678,240	33,912	1,346,570	1,346,570	—	715,920	n/a	209,124	20,082	4,350,418
President	2018	694,890	32,814	1,458,671	1,458,671	—	791,403	n/a	222,944	20,471	4,647,049
	2017	655,180	30,061	1,459,221	1,459,221	—	763,092	n/a	212,741	20,321	4,599,836
Yvon Sylvestre	2019	452,160	22,608	704,360	704,360	314,703	422,016	n/a	131,126	18,058	2,769,392
Senior Vice-President,	2018	463,260	21,233	673,233	673,233	390,991	494,144	n/a	143,611	17,330	2,855,801
Operations — Canada and Europe	2017	423,940	18,885	561,239	561,239	446,447	427,794	n/a	127,760	17,185	2,584,489
Jean Robitaille	2019	414,480	20,724	538,628	538,628	251,763	324,048	n/a	110,779	20,082	2,219,132
Senior Vice-President,	2018	424,655	18,916	516,145	516,145	323,343	347,445	n/a	115,815	20,353	2,263,901
Corporate Development, Business Strategy and Technical Services	2017	377,692	18,384	493,890	493,890	446,447	343,006	n/a	108,105	22,711	2,304,125

(1)
All compensation is paid in Canadian dollars and reported in U.S. dollars. The values for 2019 were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536. The values for 2018 were converted to US$ using the average of the daily 2018 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7721. The values for 2017 were converted to US$ using the average of the daily 2017 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7708. The Company reports its financial statements in United States dollars.

(2)
All amounts earned on set out under Non-Equity Incentive Plan Compensation were paid during the respective financial year.

(3)
Represents the Company's contribution to common shares purchased by the Named Executive Officers pursuant to the Incentive Share Purchase Plan.

(4)
Represents the fair value of the RSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of RSUs granted by C$54.98 (2018 — C$58.13; 2017 — C$58.25) being the "Market Price" of the Company's common shares as provided for in the RSU Plan. Management uses "Market Price" calculations to assess the estimated value of RSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 17(c) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2019).

(5)
Represents the fair value of the PSUs granted to the respective Named Executive Officers, which were calculated by multiplying the number of PSUs granted by C$54.98 (2018 — C$58.13; 2017 — C$58.25); being the "Market Price" of the Company's common shares as provided for in the PSU Plan. Management uses "Market Price" calculations to assess the estimated value of PSU grants when determining the value of proposed long-term incentive awards, and therefore this method of valuation is used here. Other compensation fair value amounts were used for accounting purposes (See Note 17(d) to the Notes to the Consolidated Financial Statements of the Company for the year ended December 31, 2019).

(6)
The value of Option-based awards, being a weighted average of C$10.44 per Option (2018 — C$12.66; 2017 — C$14.48), was determined using the Black-Scholes option pricing model. The Black-Scholes option pricing model is a commonly used pricing model that assumes the valued option can only be exercised at expiration. Options were granted at an exercise price of C$55.10 (2018 — $58.04; 2017 — C$56.45), which was the closing price for the common shares of the Company on the TSX on the day prior to the date of grant. Key additional assumptions used were: (i) the risk free interest rate, which was a weighted average of 2.23% (2018 — 2.10%; 2017 — 1.16%); (ii) current time to expiration of the Option which was assumed to be a weighted average of 2.4 years (2018 — 2.4 years; 2017 — 2.3 years); (iii) the volatility for the common shares of the Company on the TSX, which was a weighted average of 30.0% (2018 — 35.0%; 2017 — 45.0%;); and (iv) the dividend yield for the common shares of the Company, which was 1.15% (2018 — 1.00%; 2017 — 1.09%;).

(7)
Consists of premiums paid for automobile allowances, education, health and wellness benefits, extended executive health coverage, car insurance and parking.

        In 2019, the Named Executive Officers received, in aggregate, cash and non-cash compensation of $21,883,559 or 2.48% of the cash provided by operating activities of the Company during the year (as compared to $22,475,380 for the Named Executive Officers in 2018, or 3.71%, in 2018).

RSU Plan

        The RSU Plan was established by the Company to assist in the retention of the Company's employees, officers and directors by providing non-dilutive common shares to reward the individual performance of participants. Grants of RSUs are determined by the Compensation Committee (for directors and officers) or the Vice-Chairman and Chief Executive Officer (for employees). Where the grant of RSUs is given as a dollar value, the number of RSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the RSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). RSU vesting dates are specified in the RSU Plan. RSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the RSUs were granted. RSUs can vest on an earlier date than the vesting date as determined by the Compensation Committee in its sole discretion (for directors and officers) or the Vice-Chairman and Chief Executive Officer in his sole discretion (for employees). The value of dividends declared on non-vested RSUs are paid to the participant as a lump-sum amount upon the vesting of the RSUs. Once vested, the common shares purchased by a third-party administrative agent on the open market underlying the RSUs are transferred to a participant's vested RSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's RSUs vest immediately. If a participant's employment is terminated for cause (as defined in the RSU Plan), the participant immediately forfeits all rights in respect of any non-vested RSUs. If a participant's employment is terminated without cause, or if the participant retires, dies while in the service of the Company or becomes disabled and is terminated by the

Company due to such disability, or if the participant is a director who resigns from the Board of Directors, the participant's non-vested RSUs vest immediately. If a participant (who is not a director) resigns from the service of the Company, the participant immediately forfeits all rights in respect of any non-vested RSUs, unless otherwise determined by the Compensation Committee (for officers) or the Vice-Chairman and Chief Executive Officer (for employees).

        In the event of a change of control of the Company, the RSU Plan requires the acquiring or surviving entity to assume all outstanding RSUs or substitute similar share units for the outstanding RSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the RSU Plan will terminate and all outstanding RSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the RSU Plan are non-transferrable. The rights and obligations of the Company under the RSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the RSUs are based or the number of RSUs granted to participants.

PSU Plan

        The PSU Plan was established by the Company to assist in the retention of the Company's senior officers by providing non-dilutive common shares to reward the performance of senior officers and align the performance of senior officers with the Company's shareholders. Grants of PSUs are determined by the Compensation Committee. Where the grant of PSUs is given as a dollar value, the number of PSUs awarded to a participant is determined by dividing the dollar value by the "Market Price" on the grant date. For the purposes of the PSU Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the grant date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). The value of dividends declared on non-vested PSUs (to a maximum amount of the initial PSU grant) are paid to the participant as a lump-sum payment upon the vesting of the PSUs. Once vested, the common shares purchased by a third-party administration agent on the open market underlying the PSUs are transferred to a participant's vested PSU account (net of applicable tax) and may be sold at the request of the participant. The common shares sold by the administrative agent for tax purposes at the time of vesting are sold automatically by the administrative agent without the instructions or direction of the participant and, where required, the sale transaction is reported by the participant in accordance with applicable disclosure requirements at the time of the transaction.

        PSUs vest on December 31 (or the last business day) of the third calendar year following the year in respect of which the PSUs were granted. After November 20 in the year of vesting, the Compensation Committee determines the "Performance Measurement" that will apply to the PSUs vesting on December 31 of such year. The "Performance Measurement" in respect of PSUs is determined by the Compensation Committee based on the following four factors: (1) "Relative Total Shareholder Return Rank", calculated by (a) adding (i) the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding the last trading day before November 20 of the year of vesting and (ii) the total value of dividends paid by the Company per common share between January 1 of the year of grant and November 20 of the year of vesting, and (b) dividing the sum of (i) and (ii) by the volume weighted average trading price of the Company's common shares on the TSX (or, if the common shares did not trade on the TSX, such other public stock exchange on which the common shares are listed with the greatest volume of trading) for the 5-day trading period immediately preceding January 1 of the year of grant; (2) "Relative Multiple to NAV Rank", defined as the premium (or discount) at which a stock is valued in relation to its net asset value (calculated as the value of a company's assets less the value of its liabilities); (3) "Production", determined based on the Company's actual production for a calendar year as a percentage of the annual guidance for production published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year; and (4) "All-In Sustaining Costs", determined based on the Company's actual all-in sustaining costs for a calendar year as a percentage of the annual guidance for all-in sustaining costs published in the Company's February press release reporting its fourth quarter and year-end performance for the preceding year. The Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank are measured against a 19-company peer group, which may be modified by the Compensation Committee from time to time. Each of the Relative Total Shareholder Return Rank and the Relative Multiple to NAV Rank account for 37.5% of the Performance Measurement, and each of the Production and All-In Sustaining Costs metrics account for 12.5% of the Performance Measurement. On the basis of the Performance Measurement, potential payout ranges from a minimum of 0% to a maximum of 200% of the initial PSU grant. Notwithstanding the relative rank of the Company within the Relative Total Shareholder Return Rank, should the absolute total shareholder return for the Company be negative, the PSU award for this this metric would be capped at a maximum amount of 100%.

        If a participant's employment with the Company terminates as a result of a change of control or within a 12-month period following a change of control, the participant's PSUs vest immediately. If a participant's employment is terminated for cause (as defined in the PSU Plan), the participant immediately forfeits all rights in respect of any non-vested PSUs. If a participant retires or dies while in the service of the Company, the participant's non-vested PSUs vest immediately based on target performance. If a participant becomes disabled and is terminated by the Company due to such disability, the participant's non-vested PSUs will continue to vest following the participant's termination date. If a participant's employment is terminated without cause or if a participant resigns from the service of the Company, the participant forfeits all rights in respect of any non-vested PSUs, unless otherwise determined by the Compensation Committee.

        In the event of a change of control of the Company, the PSU Plan requires the acquiring or surviving entity to assume all outstanding PSUs or substitute similar share units for the outstanding PSUs. If the acquiring or surviving entity fails to do so or if the Compensation Committee otherwise determines in its sole discretion, the PSU Plan will terminate and all outstanding PSUs will be deemed to be vested.

        Except as required by law or marriage breakdown orders or agreements, the rights of a participant under the PSU Plan are non-transferrable. The rights and obligations of the Company under the PSU Plan may be assigned by the Company to a successor in the business of the Company, to any corporation resulting from any amalgamation, reorganization, combination, merger or arrangement of the Company or to any corporation acquiring all or substantially all of the assets or business of the Company. In the event of a merger, consolidation, spin-off or other distribution other than normal distributions to the Company's shareholders, the Board of Directors may in its sole discretion adjust the number or type of shares on which the PSUs are based or the number of PSUs granted to participants.

Stock Option Plan

        Under the Stock Option Plan, Options to purchase common shares may be granted to officers, employees and consultants of the Company. The exercise price of Options granted may be denominated in Canadian dollars or United States dollars, and is determined by the Board of Directors, but generally may not be less than the closing market price for the common shares of the Company on the TSX (for Options with an exercise price denominated in Canadian dollars) or the NYSE (for Options with an exercise price denominated in United States dollars) on the trading day prior to the date of grant. The maximum term of Options granted under the Stock Option Plan is five years and the maximum number of Options that can be issued in any year is 2% of the Company's outstanding common shares. In addition, a maximum of 25% of the Options granted in an Option grant vest upon 30 days after the date granted with the remaining Options vesting equally on the next three anniversaries of the Option grant date. The number of common shares which may be reserved for issuance to any one person pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements may not exceed 5% of the outstanding common shares. Additionally, the number of common shares which may be issuable to insiders of the Company pursuant to

Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, at any time, cannot exceed 10% of outstanding common shares and the number of common shares issued to insiders of the Company pursuant to Options (under the Stock Option Plan or otherwise), warrants, share purchase plans or other compensation arrangements, within any one year period, cannot exceed 10% of the outstanding common shares.

        The Stock Option Plan provides for the termination of an Option held by an Option holder in the following circumstances:

  •
  the Option expires (which must be no later than five years after the Option was granted);

  •
  30 days after the Option holder ceases to be an employee, officer or consultant to the Company or any subsidiary of the Company; and

  •
  twelve months after the death of the Option holder.

        An Option granted under the Stock Option Plan may only be assigned to eligible assignees, including a spouse, a minor child, a minor grandchild, a trust governed by a registered retirement savings plan of such participant, a corporation controlled by such participant and of which all other shareholders are eligible assignees or a family trust of which such participant is a trustee and of which all beneficiaries are eligible assignees. Assignments must be approved by the Board of Directors and any stock exchange or other authority.

        The Board of Directors may amend or revise the terms of the Stock Option Plan without the approval of shareholders as permitted by law and subject to any required approval by any stock exchange or other authority, including amendments of a "housekeeping" nature, amendments necessary to comply with applicable law (including, without limitation, the rules, regulations and policies of the TSX), amendments respecting administration of the Stock Option Plan (provided such amendment does not entail an extension beyond the original expiry date), any amendment to the vesting provisions of the Stock Option Plan or any Option, any amendment to the early termination provisions of the Stock Option Plan or any Option, whether or not such Option is held by an insider (provided such amendment does not entail an extension beyond the original expiry date), the addition or modification of a cashless exercise feature, amendments necessary to suspend or terminate the Stock Option Plan and any other amendment, whether fundamental or otherwise, not requiring shareholder approval under applicable law (including, without limitation, the rules, regulations and policies of the TSX). No amendment or revision to the Stock Option Plan which adversely affects the rights of any Option holder under any Option granted under the Stock Option Plan can be made without the consent of the Option holder whose rights are being affected.

        In addition, no amendments to the Stock Option Plan to increase the maximum number of common shares reserved for issuance, to reduce the exercise price for any Option, to extend the term of an Option, to increase any limit on grants of Options to insiders of the Company, to amend the designation of who is an eligible participant or eligible assignee or to grant additional powers to the Board of Directors to amend the Stock Option Plan or entitlements can be made without first obtaining the approval of the Company's shareholders. In response to a TSX staff notice regarding amendments to security based compensation arrangements, the Stock Option Plan was amended in 2007 such that where the Company has imposed a blackout period that falls within ten trading days of the expiry of an Option, such Option's expiry date shall be the tenth day following the termination of the blackout period. The Stock Option Plan does not expressly entitle participants to convert an Option into a stock appreciation right.

        Under the Stock Option Plan, only eligible persons who are not officers of the Company are entitled to receive loans (on a non-recourse or limited recourse basis or otherwise), guarantees or other support arrangements from the Company to facilitate Option exercises. During 2019, no loans, guarantees or other financial assistance were provided under the Stock Option Plan.

        The total number of common shares available for issuance under the Stock Option Plan is 35,700,000 and 27,186,524 common shares have been issued in connection with the exercise of Options since the inception of the Stock Option Plan, representing 14.8% and 11.3% of the Company's 240,848,228 common shares issued and outstanding as of March 17, 2020.

        The number of common shares currently available for issuance under the Stock Option Plan is 8,513,476 common shares (comprised of 4,969,950 common shares relating to Options issued but unexercised and 3,543,526 common shares relating to Options available to be issued), representing 3.5% of the Company's 240,848,228 common shares issued and outstanding as at March 17, 2020.

        The following table sets out the value vested during the most recently completed financial year of the Company of incentive plan awards granted to the Named Executive Officers.

Incentive Plan Awards Table — Value Vested or Earned During Fiscal Year 2019

Name	Option-Based Awards — Value Vested During the Year(1)	Share-Based Awards — Value Vested During the Year(2)	Non-Equity Incentive Plan Compensation — Value Earned During the Year(3)
	($)	($)	($)
Sean Boyd(4)	nil	8,097,643	3,391,200
David Smith	213,344	2,429,293	459,696
Ammar Al-Joundi(5)	nil	5,263,468	715,920
Yvon Sylvestre	193,155	2,024,411	422,016
Jean Robitaille	190,864	1,781,481	324,048

(1)
For Messrs. Smith, Sylvestre and Robitaille, the amounts shown represent the awarded Options that vested in 2019; the value is calculated as the number of Options that vested multiplied by the price of the common shares of the Company on the TSX on the relevant vesting dates being C$54.81 (January 2, 2019), C$55.60 (January 3, 2019), C$54.23 (January 4, 2019) and C$56.62 (February 1, 2019), less the applicable exercise price for such Options. The values were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
Represents RSUs and PSUs that vested in 2019; the value is calculated as the number of RSUs and PSUs that vested in 2019 multiplied by C$79.95 (the price of the common shares of the Company on the TSX at the time of vesting). The values were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(3)
These payments were made in Canadian dollars and are reported in U.S. dollars. The values were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(4)
Mr. Boyd does not receive Options.

(5)
Mr. Al-Joundi does not receive Options.

        In 2019, Messrs. Smith, Sylvestre and Robitaille (Messrs. Boyd and Al-Joundi do not receive Options) exercised Options to receive notional proceeds of, in aggregate, $8,047,201; the Company received proceeds from the exercise of these Options of $8,489,110. These amounts were originally denominated in Canadian dollars and were converted to U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

        The following table sets out the outstanding Option and Share-Based awards of the Named Executive Officers as at December 31, 2019 (Messrs. Boyd and Al-Joundi do not receive Options).

Outstanding Incentive Plan Awards Table

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options	Option Exercise Price(1)	Option Expiration Date	Value of Unexercised In-The-Money Options(2)	Number of Shares or Units of Shares that have not Vested(3)	Market or Payout Value of Share Based Awards that have not Vested(4)	Market or Payout Value of Vested Share Based Awards not Paid Out or Distributed
	(#)	($)		($)	(#)	($)	($)
Sean Boyd	—	—	—	—	200,001	12,315,382	nil
David Smith	11,250	56.45	1/3/2022	203,802	68,000	4,187,209	nil
	26,000	58.04	1/2/2023	439,182
	40,000	55.10	1/2/2024	766,204
Ammar Al-Joundi	—	—	—	—	130,000	8,004,958	nil
Yvon Sylvestre	40,000	56.45	1/3/2022	724,630	64,000	3,940,903	nil
	40,000	58.04	1/2/2023	675,664
	40,000	55.10	1/2/2024	766,204
Jean Robitaille	40,000	36.37	1/4/2021	1,343,014	49,000	3,017,253	nil
	40,000	56.45	1/3/2022	724,630
	34,000	58.04	1/2/2023	574,315
	32,000	55.10	1/2/2024	612,964

(1)
Option exercise price amounts are in Canadian dollars.

(2)
Based on the closing price of the Company's common shares on the TSX of C$79.98 on December 31, 2019, less the applicable exercise price for such Options. On December 31, 2019, the Bank of Canada exchange rate was C$1.00 equals US$0.7699.

(3)
This amount includes RSUs and PSUs in respect of each of the Named Executive Officers as follows: Mr. Boyd (100,001 RSUs and 100,000 PSUs), Mr. Smith (34,000 RSUs and 34,000 PSUs), Mr. Al-Joundi (65,000 RSUs and 65,000 PSUs), Mr. Sylvestre (32,000 RSUs and 32,000 PSUs) and Mr. Robitaille (24,500 RSUs and 24,500 PSUs).

(4)
Based on the closing price of the Company's common shares on the TSX of C$79.98 on December 31, 2019. On December 31, 2019, the Bank of Canada exchange rate was C$1.00 equals US$0.7699.

        The following table sets out, as at March 17, 2020, compensation plans under which equity securities of the Company are authorized for issuance from treasury. The information has been aggregated by plans approved by shareholders and plans not approved by shareholders (of which there are none).

Equity Compensation Plan Information

Plan Category	Number of securities to be issued on exercise of outstanding options		Weighted average exercise price of outstanding options (C$)		Weighted average remaining term of outstanding options		Number of securities remaining available for future issuances under equity compensation plans		Number of equity awards outstanding other than stock options
Equity compensation plans approved by shareholders	4,969,950	(1)	62.80	(2)	3.51 years	(3)	4,764,981	(4)	nil	(5)
Equity compensation plans not approved by shareholders	nil		nil		nil		nil		nil

(1)
As at December 31, 2019, the number of securities to be issued on exercise of outstanding Options was 4,122,300 (1.72%) of the issued and outstanding common shares as of December 31, 2019).

(2)
As at December 31, 2019, the weighted average exercise price of outstanding Options was C$54.86.

(3)
As at December 31, 2019, the weighted average remaining term of outstanding Options was 3.07 years.

(4)
This number includes the common shares available for issuance as at March 17, 2020 under the Stock Option Plan (3,543,526) and the Incentive Share Purchase Plan (1,221,455). As at December 31, 2019, the number of securities remaining available for future issuances under all equity compensation plans was 6,293,069, which included the common shares available for issuance under the Stock Option Plan 5,071,614, representing 2% of the issued and outstanding common shares as of December 31, 2019), and the Incentive Share Purchase Plan (1,221,455, representing 0.5% of the issued and outstanding common shares as of December 31, 2019).

(5)
As at December 31, 2019, there were no outstanding equity awards other than Options.

Incentive Share Purchase Plan

        In 1997, the shareholders of the Company approved the Incentive Share Purchase Plan to encourage directors, officers and full-time employees of the Company to purchase common shares of the Company. In 2009, the Incentive Share Purchase Plan was amended to prohibit non-executive directors from participating in the plan. Full-time employees who have been continuously employed by the Company or its subsidiaries for at least twelve months are eligible at the beginning of each fiscal year to elect to participate in the Incentive Share Purchase Plan. Eligible employees may contribute up to 10% of their prior-year base annual salary through monthly payroll deductions or quarterly payments by cheque. The Company makes a matching contribution equal to no more than 50% of the participant's contributions to the Incentive Share Purchase Plan. On March 31, June 30, September 30 and December 31 of each year (or if such day is not a business day, on the immediately following business day), the Company issues common shares to each participant equal in value to the total contributions on the participant's behalf under the Incentive Share Purchase Plan (i.e., participant and Company contributions) converted into common shares at the "Market Price" on the date of issuance (rounded down to the lowest number of whole common shares). For the purposes of the Incentive Share Purchase Plan, the "Market Price" is the simple average of the high and low trading prices of the Company's common shares on the TSX for the 5-day trading period immediately prior to the issuance date (or, if the common shares did not trade on the TSX, the simple average of the high and low trading prices of the common shares on the NYSE during such 5-day trading period, or if the common shares did not trade on the TSX or NYSE, the simple average of the high and low trading prices of the common shares on a stock exchange in Canada where the common shares are listed during such 5-day period, or if the common shares do not trade on any such stock exchange, the simple average of the bid and ask prices of the common shares on the TSX during such 5-day trading period). Other than as set out above, there is no limit to the participation of insiders in the Incentive Share Purchase Plan.

        There is a one-year restricted period during which the participant is not permitted to sell, transfer or otherwise dispose of the common shares acquired through the Incentive Share Purchase Plan. During the one-year restricted period, participants will have the right to: (i) exercise the votes attached to the participant's common shares, (ii) all cash dividends declared and paid in respect of the participant's common shares and (iii) transfer, sell or tender any or all of the participant's common shares pursuant to a bona fide third-party take-over bid. The one-year restricted period commences on the date the common shares are issued to the participant under the Incentive Share Purchase Plan. The Vice-Chairman and Chief Executive Officer will have discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by all participants other than the Vice-Chairman and Chief Executive Officer. The Compensation Committee has discretion to waive the one-year restricted period in respect of the common shares issued under the Incentive Share Purchase Plan held by the Vice-Chairman and Chief Executive Officer. All benefits and rights accruing to any participant pursuant to the Incentive Share Purchase Plan shall not be transferrable unless provided under the Incentive Share Purchase Plan. All restrictions on the sale, transfer or other disposal of common shares issued under the Incentive Share Purchase Plan immediately lapse on termination of employment or death. The one-year restricted period for common shares acquired through the Incentive Share Purchase Plan is not applicable to U.S. participants.

        A participant's participation in the Incentive Share Purchase Plan ceases on termination of employment (whether voluntary or involuntary) or in the event of the death of the participant. The Incentive Share Purchase Plan permits the Vice-Chairman and Chief Executive Officer to grant permission to participants (other than the

Vice-Chairman and Chief Executive Officer) to withdraw from the Incentive Share Purchase Plan during a plan year for which the participant has elected to participate. The Compensation Committee has the ability to grant permission to the Vice-Chairman and Chief Executive Officer to withdraw from the Incentive Share Purchase Plan in a plan year for which the Vice-Chairman and Chief Executive Officer has elected to participate. In the event of a subdivision, consolidation or reclassification of the Company's common shares or other capital adjustment, the number of common shares reserved for issuance under the Incentive Share Purchase Plan may be adjusted accordingly and any other adjustments may be made as deemed necessary or reasonable by the Compensation Committee.

        Examples of amendments to the Incentive Share Purchase Plan that require shareholder approval include: (i) amendments to the amending provisions; (ii) amendments to increase the maximum number of common shares reserved for issuance under the Incentive Share Purchase Plan; (iii) amendments to the contribution limits for participants; and (iv) amendments to the contribution limits for the Company. Examples of amendments that may be made by the Compensation Committee without shareholder approval include, but are not limited to: (i) amendments to ensure continuing compliance with applicable laws and regulations; (ii) amendments of a housekeeping nature; (iii) amendments to change the class of participants eligible to participate in the Incentive Share Purchase Plan; (iv) amendments to change the terms of any financial assistance provided to participants; and (v) amendments to change the restrictions on the sale, transfer or other disposal of common shares.

        The Company may provide loans to participants (excluding directors and officers of the Company) to facilitate the purchase of common shares by the participant under the Incentive Share Purchase Plan. Each loan is evidenced by a promissory note with a maximum term of ten years. Each loan will become due and payable on the earliest of: (i) the maturity date of the loan; (ii) the second anniversary of the participant's termination of employment; and (iii) the date the participant becomes a director or officer of the Company. The common shares purchased by the participant under the Incentive Share Purchase Plan are pledged as security for the amounts loaned by the Company to the participant. During 2019, no loans were provided under the Incentive Share Purchase Plan.

        In 2019, the shareholders of the Company approved an amendment to the Incentive Share Purchase Plan to increase the number of common shares available under such plan to 8,100,000 common shares. Of the 8,100,000 common shares approved, the Company has, as at March 17, 2020, 1,221,455 common shares remaining for issuance under the Incentive Share Purchase Plan, representing 0.5% of the common shares issued and outstanding as of March 17, 2020.

Pension Plan Benefits

        The Company's basic defined contribution pension plan (the "Basic Plan") provides pension benefits to employees of the Company generally, including the Named Executive Officers. Under the Basic Plan, the Company contributes an amount equal to 5% of each employee's pensionable earnings (including salary and annual incentive compensation) to the Basic Plan. The Company's contributions cannot exceed the money purchase limit, as defined in the Income Tax Act (Canada). Upon termination of employment, the Company's contribution to the Basic Plan ceases and the participant is entitled to a pension benefit in the amount of the account balance under the Basic Plan. Contributions to the Basic Plan are invested in a variety of funds offered by the plan administrator, at the direction of the participant.

        In addition to the Basic Plan, effective January 1, 2008, in line with the Company's compensation policy that compensation must be competitive in order to help attract and retain the executives needed to lead and grow the Company's business and to address the weakness of the Company's retirement benefits when compared to its peers in the gold production industry, the Company adopted a supplemental defined contribution plan (the "Supplemental Plan") for executives at the level of Vice-President or above. On December 31 of each year, the Company credits each executive's account an amount equal to 15% of the executive's pensionable earnings for the year (including salary and annual incentive compensation), less the Company's contribution to the Basic Plan. In addition, on December 31 of each year, the Company will credit each executive's account a notional investment return equal to the balance of such executive's account at the beginning of the year multiplied by the yield rate for Government of Canada marketable bonds with average yields over ten years. Upon retirement, after attaining the minimum age of 55, the executive's account will be paid out in either: (a) five annual installments subsequent to the date of retirement, or (b) by way of lump sum payment, at the executive's option. If the executive's employment is terminated prior to reaching the age of 55, such executive will receive, by way of lump sum payment, the total amount credited to his or her account.

        The individual Retirement Compensation Arrangement Plan (the "Executives Plan") for Mr. Boyd provides pension benefits which are generally equal (on an after-tax basis) to what the pension benefits would be if they were provided directly from a registered pension plan. There are no pension benefit limits under the Executives Plan. The Executives Plan provides an annual pension at age 60 equal to 2% of Mr. Boyd's final three-year average pensionable earnings (less the annual pension payable under the Basic Plan in each of the final three years) times the number of years of continuous service with the Company. The pensionable earnings for the purposes of the Executives Plan consists of all basic remuneration and do not include benefits, bonuses, automobile or other allowances, or unusual payments. Payments under the Executives Plan are secured by a letter of credit from a Canadian chartered bank. The Company does not have a policy to grant extra years of service under its pension plans.

        The following table sets out the benefits to Mr. Boyd and the associated costs to the Company in excess of the costs under the Company's Basic Plan.

Defined Benefit Plan Table(1)

		Annual Benefits Accrued
				Accrued Obligation at the Start of the Year(3)
Name	Number of Years of Service(2)	At Year End(2)	Benefit payable at 65		Compensatory Change(4)	Non- Compensatory Change(5)	Accrued Obligation at Year End(6)
	(#)	($)	($)	($)	($)	($)	($)
Sean Boyd	34	835,326	916,830	12,656,938	377,478	1,829,892	14,864,308

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
As at December 31, 2019.

(3)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at the start of the year are the same as those set out in note 15 to the Company's annual audited consolidated financial statements for the year ended December 31, 2019.

(4)
Includes the value of the pension earned during the year, the impact of any plan amendments and of any differences between actual and assumed compensation.

(5)
Includes the impact of interest accruing on the beginning-of-year obligation and changes in the actuarial assumptions and other experience gains and losses.

(6)
The actuarial valuation methods and assumptions that the Company applied in quantifying the accrued obligation at year end are the same as those set out in note 15 to the Company's annual audited consolidated financial statements for the year ended December 31, 2019.

        The following tables set out summary information about the Basic Plan and the Supplemental Plan for each of the Named Executive Officers as at December 31, 2018.

Defined Contribution Plan Table — Basic Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd	642,195	20,521	82,432	745,147
David Smith	300,106	20,521	57,183	377,810
Ammar Al-Joundi	84,503	20,521	13,442	118,466
Yvon Sylvestre	273,578	20,521	34,128	328,227
Jean Robitaille	504,999	20,521	71,624	597,144

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
Includes the total amount contributed by the Company to the member's account during 2019.

(3)
Includes all investment income earned on the member's account balances during 2019.

Defined Contribution Plan Table — Supplemental Plan(1)

Name	Accumulated Value at Start of Year	Compensatory(2)	Non- Compensatory(3)	Accumulated Value at Year End
	($)	($)	($)	($)
Sean Boyd(4)	nil	nil	nil	nil
David Smith	953,016	124,736	15,915	1,093,667
Ammar Al-Joundi	698,472	188,603	11,665	898,740
Yvon Sylvestre	669,794	110,606	11,186	791,585
Jean Robitaille	845,840	90,259	14,125	950,224

(1)
These amounts are initially provided in Canadian dollars and then converted into U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536.

(2)
Includes the total amount notionally credited by the Company to the member's account during 2019. There was no above market investment income credited under the Supplemental Plan.

(3)
Includes all investment income earned on the member's notional account balances during 2019.

(4)
Mr. Boyd does not participate in the Supplemental Plan.

Employment Contracts/Termination Arrangements

        The Company has employment agreements with all of its executives that provide for an annual base salary, discretionary bonus and certain pension, health, dental and other insurance and automobile benefits. These amounts may be increased at the discretion of the Board of Directors upon the recommendation of the Compensation Committee. For the 2019 base salary for each Named Executive Officer, see "Summary Compensation Table" above. If the individual agreements are terminated other than for cause, death or disability, or upon their resignation following certain events, all of the Named Executive Officers would be entitled to a payment equal to two times their annual base salary at the date of termination plus an amount equal to two times their annual incentive compensation (averaged over the preceding two years, but not including Options, RSUs or PSUs) and a continuation of benefits for up to two years (or, at the election of the employee, the amount equal to the Company's cost in providing such benefits) or until the individual commences new employment. Termination payments for each NEO are the same in all such circumstances. Certain events that would trigger a severance payment are:

  •
  termination of employment without cause;

  •
  substantial alteration of responsibilities;

  •
  reduction of base salary or benefits;

  •
  office relocation of greater than 100 kilometres;

  •
  failure to obtain a satisfactory agreement from any successor to assume the individual's employment agreement or provide the individual with a comparable position, duties, salary and benefits; or

  •
  any change in control of the Company.

        If a severance payment triggering event had occurred on December 31, 2019, the severance payments that would be payable to each of the Named Executive Officers, would be approximately as follows (assuming each Named Executive Officer elects to receive the amount equal to the Company's cost in providing a continuation of benefits for two years): Mr. Boyd — $9,313,082; Mr. Smith — $1,982,132; Mr. Al-Joundi — $2,909,389; Mr. Sylvestre — $1,865,306; and Mr. Robitaille — $1,556,119. These amounts were initially calculated in Canadian dollars and then converted into U.S. dollars using the average of the daily 2019 exchange rates reported by the Bank of Canada, being C$1.00 equals US$0.7536; these amounts would be the same for each termination event outlined in this section.

Succession Planning

        The Company continually evaluates succession plans for its executive management team and takes pro-active steps to ensure potential succession candidates have the requisite skills and experience to transition to new roles. In addition to the formal succession planning activities described below, this also includes inviting potential successors to formal Board of Directors or Committee meetings where they make presentations and engage in discussions with directors and encouraging them to attend informal social functions where they may interact with directors in a more relaxed setting. This allows directors to make a comprehensive assessment of such candidates.

        The Vice-Chairman and Chief Executive Officer prepares succession planning reports on executive management team members and discusses succession matters in in camera sessions with the Compensation Committee and the Board of Directors. The Board of Directors is responsible for:

  (a)
  ensuring there is an orderly succession plan for the position of the Vice-Chairman and Chief Executive Officer;

  (b)
  reviewing and approving the Vice-Chairman and Chief Executive Officer's succession planning report for each of his direct reports and the executive management team;

  (c)
  ensuring the succession plan includes a process that would respond to an emergency situation which required an immediate replacement of the incumbent Vice-Chairman and Chief Executive Officer or any of his direct reports; and

  (d)
  ensuring that the Vice-Chairman and Chief Executive Officer has a succession planning process in place for other members of executives in key positions.

Indebtedness of Directors and Officers

        There is no outstanding indebtedness to the Company by any of its officers or directors. The Company's policy is not to make any loans to directors or officers.

Additional Items

Corporate Governance

        Under the rules of the CSA, the Company is required to disclose information relating to its system of corporate governance. The Company's corporate governance disclosure is set out in Appendix A to this Circular. In addition to describing the Company's governance practices with reference to the CSA rules,

Appendix A to this Circular indicates how these governance practices align with the requirements of the SEC regulations under SOX and the standards of the NYSE.

Directors' and Officers' Liability Insurance

        The Company has purchased, at its expense, directors' and officers' liability insurance policies to provide insurance against possible liabilities incurred by its directors and officers in their capacity as directors and officers of the Company. The premium for these policies for the period from December 31, 2019 to December 31, 2020 was C$2,775,400. The policies provide coverage of up to C$160 million per occurrence to a maximum of C$160 million per annum, subject to certain deductibles and sub-limits. There is no deductible for directors and officers, a C$3,000,000 deductible for each claim made by the Company (C$3,500,000 million deductible for M&A claims) and a C$3,000,000 deductible for any other claim. The insurance applies in circumstances where the Company may not indemnify its directors and officers for their acts or omissions.

Additional Information

        The Company is a reporting issuer under the securities acts of each of the provinces and territories of Canada and a registrant under the United States Securities Exchange Act of 1934 and is therefore required to file certain documents with various securities commissions. Additional financial information for the Company's most recently completed financial year is provided in the Audited Annual Financial Statements and Management's Discussion and Analysis referred to below. To obtain a copy of any of the following documents, please contact the Vice-President, Investor Relations:

  •
  the Company's most recent Annual Information Form;

  •
  the Company's Audited Annual Financial Statements and Management's Discussion and Analysis for the year ended December 31, 2019;

  •
  any interim financial statements of the Company subsequent to the financial statements for the year ended December 31, 2019; and

  •
  this Management Information Circular.

        Alternatively, these documents may be viewed at the Company's website at www.agnicoeagle.com, on the SEDAR website at www.sedar.com or on the EDGAR website at www.sec.gov.

        Information concerning the Company's Audit Committee that is required to be provided by National Instrument 52-110F1, can be found in the Company's Annual Information Form under the heading "Audit Committee" as well as in Schedule "A" to the Annual Information Form.

General

        Management knows of no matters to come before the Meeting other than matters referred to in this Circular. However, if any other matters which are not now known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgment of the person or persons voting the proxy.

Directors' Approval

        The Board of Directors of the Company has approved the content and sending of this Management Information Circular.

March 17, 2020

CHRISTOPHER VOLLMERSHAUSEN Vice-President, Legal and Corporate Secretary

APPENDIX A

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

        The Board and management follow the developments in corporate governance requirements and best practices standards in both Canada and the United States. As these requirements and practices have evolved, the Company has responded in a positive and proactive way by assessing its practices against these requirements and modifying, or targeting for modification, its practices to bring them into compliance with these corporate governance requirements and, where appropriate, best practices standards. The Company revises, from time to time, the Board Mandate and the charters for the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee to reflect new and evolving corporate governance requirements and what it believes to be best practices standards in Canada and the United States.

        The Board believes that effective corporate governance contributes to improved corporate performance and enhanced shareholder value. The Company's governance practices reflect the Board's assessment of the governance structure and process which can best serve to realize these objectives in the Company's particular circumstance. The Company's governance practices are subject to review and evaluation through the Board's Corporate Governance Committee to ensure that, as the Company's business evolves, changes in structure and process necessary to ensure continued good governance are identified and implemented.

        The Company is required under the rules of the CSA to disclose its corporate governance practices and provide a description of the Company's system of corporate governance. This Statement of Corporate Governance Practices has been prepared by the Board's Corporate Governance Committee and approved by the Board.

Board of Directors

Director Independence

        The Board currently consists of ten directors. The Board has made an affirmative determination that nine of the ten directors to be considered for election at the Meeting are "independent" within the meaning of the CSA rules and the standards of the New York Stock Exchange. With the exception of Mr. Boyd, all directors are independent of management. All directors are free from any interest or any business that could materially interfere with their ability to act as a director with a view to the best interests of the Company. In reaching this determination, the Board considered the circumstances and relationships with the Company and its affiliates of each of its directors. In determining that all directors except Mr. Boyd are independent, the Board took into consideration the facts that none of the remaining directors is an officer or employee of the Company or party to any material contract with the Company and that none receives remuneration from the Company other than directors' fees and RSU grants for service on the Board. Mr. Boyd is considered related because he is an officer of the Company.

        The Board may meet independently of management at the request of any director or may excuse members of management from all or a portion of any meeting where a potential conflict of interest arises or where otherwise appropriate. The Board also meets without management before and/or after each Board meeting, including after each Board meeting held to consider interim and annual financial statements. In 2019, the Board met without management at each Board meeting, being six separate occasions, including the four regularly scheduled quarterly meetings.

        To promote the exercise of independent judgment by directors in considering transactions and agreements, any director or officer who has a material interest in the matter being considered may not be present for discussions relating to the matter and any such director may not participate in any vote on the matter.

        Additional information on each director standing for election, including other public company boards on which they serve and their attendance record for all Board and Committee meetings during 2019, can be found on pages 8 to 12 of this Circular.

Chair

        Mr. Nasso is the Chair of the Board and Mr. Boyd is the Vice-Chairman and Chief Executive Officer of the Company. Mr. Nasso is not a member of management. The Board believes that the separation of the offices of Chair and Chief Executive Officer enhances the ability of the Board to function independently of management and does not foresee that the offices of Chair and Chief Executive Officer will be held by the same person.

        The Board has adopted a position description for the Chair of the Board. The Chair's role is to provide leadership to directors in discharging their duties and obligations as set out in the mandate of the Board. The specific responsibilities of the Chair include providing advice, counsel and mentorship to the Chief Executive Officer, appointing the Chair of each of the Board's committees and promoting the delivery of information to the members of the Board on a timely basis to keep them fully apprised of all matters which are material to them at all times. The Chairman's responsibilities also include scheduling, overseeing and presiding over meetings of the Board and presiding over meetings of the Company's shareholders.

Board Mandate

        The Board's mandate is to provide stewardship of the Company, to oversee the management of the Company's business and affairs, to maintain its strength and integrity, to oversee the Company's strategic direction, its organization structure and succession planning of senior management and to perform any other duties required by law. The Board's strategic planning process consists of an annual review of the Company's future business plans and, from time to time (and at least annually), a meeting focused on strategic planning matters. As part of this process, the Board reviews and approves the corporate objectives proposed by the Chief Executive Officer and advises management on the development of a corporate strategy to achieve those objectives. The Board also reviews the principal risks inherent in the Company's business, including environmental, industrial and financial risks, and assesses the systems to manage these risks. The Board also monitors the performance of senior management against the business plan through a periodic review process (at least every quarter) and reviews and approves promotion and succession matters.

        The Board holds management responsible for the development of long-term strategies for the Company. The role of the Board is to review, question, validate and ultimately approve the strategies and policies proposed by management. The Board relies on management to perform the data gathering, analysis and reporting functions which are critical to the Board for effective corporate governance. In addition, the Vice-Chairman and Chief Executive Officer, the President, the Senior Vice-President, Finance and Chief Financial Officer, the Senior Vice-President, Exploration, the Senior Vice-President, Corporate Development, Business Strategy and Technical Services and the Senior Vice-Presidents responsible for operational matters report to the Board at least every quarter on the Company's progress in the preceding quarter and on the strategic, operational and financial issues facing the Company.

        Management is authorized to act, without Board approval, on all ordinary course matters relating to the Company's business. Management seeks the Board's prior approval for significant changes in the Company's affairs such as major capital expenditures, financing arrangements and significant acquisitions and divestitures. Board approval is required for any venture outside of the Company's existing businesses and for any change in senior management. Recommendations of committees of the Board require the approval of the Board before being implemented. In addition, the Board oversees and reviews significant corporate plans and initiatives, including the annual business plans and budget and significant matters of corporate strategy or policy. The Company's authorization policy and risk management policy ensure compliance with good corporate governance practices. Both policies formalize controls over the management or other employees of the Company by stipulating internal approval processes for transactions, investments, commitments and expenditures and, in the case of the risk management policy, establishing objectives and guidelines for metal price hedging, foreign exchange and short-term investment risk management and insurance. The Board, directly and through its Audit Committee, also assesses the integrity of the Company's internal control and management information systems.

        The Board oversees the Company's approach to communications with shareholders and other stakeholders and approves specific communications initiatives from time to time. The Company conducts an active investor relations program. The program involves responding to shareholder inquiries, briefing analysts and fund managers with respect to reported financial results and other announcements by the Company and meeting with individual investors and other stakeholders. Senior management reports regularly to the Board on these matters. The Board reviews and approves the Company's major communications with shareholders and the public, including quarterly and annual financial results, the annual report and the management information circular. The Board has approved a Disclosure Policy which establishes standards and procedures relating to contacts with analysts and investors, news releases, conference calls, disclosure of material information, trading restrictions and blackout periods.

        The Board's mandate can be accessed through the Company's website under "About Agnico — Governance — Board Mandate" at www.agnicoeagle.com.

Position Descriptions

Chief Executive Officer

        The Board has adopted a position description for the Chief Executive Officer, who has full responsibility for the day-to-day operation of the Company's business in accordance with the Company's strategic plan and current year operating and capital expenditure budgets as approved by the Board. In discharging his responsibility for the day-to-day operation of the Company's business, subject to the oversight by the Board, the Chief Executive Officer's specific responsibilities include:

  •
  providing leadership and direction to the other members of the Company's senior management team;

  •
  fostering a corporate culture that promotes ethical practices and encourages individual integrity;

  •
  maintaining a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

  •
  working with the Chair in determining the matters and materials that should be presented to the Board;

  •
  together with the Chairman, developing and recommending to the Board a long-term strategy and vision for the Company that leads to enhancement of shareholder value;

  •
  developing and recommending to the Board annual business plans and budgets that support the Company's long-term strategy;

  •
  ensuring that the day-to-day business affairs of the Company are appropriately managed;

  •
  consistently striving to achieve the Company's financial and operating goals and objectives;

  •
  designing or supervising the design and implementation of effective disclosure and internal controls;

  •
  maintaining responsibility for the integrity of the financial reporting process;

  •
  seeking to secure for the Company a satisfactory competitive position within its industry;

  •
  ensuring that the Company has an effective management team below the level of the Chief Executive Officer and has an active plan for management development and succession;

  •
  ensuring, in cooperation with the Chair and the Board, that there is an effective succession plan in place for the position of Chief Executive Officer; and

  •
  serving as the primary spokesperson for the Company.

        The Chief Executive Officer is to consult with the Chair on matters of strategic significance to the Company and alert the Chair on a timely basis of any material changes or events that may impact upon the risk profile, financial affairs or performance of the Company.

Chairs of Board Committees

        The Board has adopted written position descriptions for each of the Chairs of the Board's committees, which include the Audit Committee, the Corporate Governance Committee, the Compensation Committee and the Health, Safety, Environment and Sustainable Development Committee. The role of each of the Chairs is to ensure the effective functioning of his or her committee and provide leadership to its members in discharging the mandate as set out in the committee's charter. The responsibilities of each Chair include, among others:

  •
  establishing procedures to govern his or her committee's work and ensure the full discharge of its duties;

  •
  chairing every meeting of his or her committee and encouraging free and open discussion at such meetings;

  •
  reporting to the Board on behalf of his or her committee; and

  •
  attending every meeting of shareholders and responding to such questions from shareholders as may be put to the Chair of his or her committee.

        Each of the Chairs is also responsible for carrying out other duties as requested by the Board, depending on need and circumstances.

Orientation and Continuing Education

        The Corporate Governance Committee is responsible for overseeing the development and implementation of orientation programs for new directors and continuing education for all directors.

        The Company maintains a collection of director orientation materials, which include the Board Mandate, the charters of the Board's committees, a memorandum on the duties of a director of a public company and a glossary of mining and accounting terms, as well as copies of the Company's other corporate governance policies, strategic and financial plans, and the Company's most recent continuous disclosure filings. A copy of such materials is given to each director and updated periodically.

        The Company holds periodic educational sessions with its directors and legal counsel to review and assess the Board's corporate governance policies. This allows new directors to become familiar with the corporate governance policies of the Company as they relate to its business. In addition, the Company provides extensive reports on all operations to the directors at each quarterly Board meeting and endeavors to conduct yearly site tours for the directors at a different mine or project site each year.

        For instance, during 2019, in addition to the quarterly Board and Committee meetings where comprehensive updates were provided, the Board attended a two day site visit (June 19 and 20) to the Meliadine site in Nunavut (grand opening of the Meliadine mine, tour of the site and facility, meetings with local community leaders and presentations by management on Meliadine), attended an event to commemorate the Company's 25th anniversary of trading on the NYSE, together with an update on strategic matters and an educational presentation and attended a full day of management presentations on strategic matters, the status of projects, technical matters, innovation initiatives and leadership development programs on December 11, 2019. On July 23, 2019, the Board attended an education session where there were presentations on an overview of the gold market, automation initiatives and how seismicity issues are assessed and managed. Periodic briefings, site visits and development sessions also underpin and support the Board of Directors' work in monitoring and overseeing progress towards the Company's objectives and strategies and assist in continuously building directors' knowledge to ensure the Board of Directors and its Committees remain up to date with developments and trends within the Company's business and operating segments, as well as developments within the markets and mining industry within which the Company operates.

        Under the supervision of the Corporate Governance Committee, an annual review and assessment with each individual director is conducted that addresses the performance of the Board, the Board's committees and each of the directors. These assessments help identify opportunities for continuing Board and director development. In addition, it is open to any director to take a continuing education course related to the skill and knowledge necessary to meet his or her obligations as a director at the expense of the Company.

Ethical Business Conduct

        The Board has adopted a Code of Business Conduct and Ethics and an Anti-Corruption and Anti-Bribery Policy, which provide a framework for directors, officers and employees on the conduct and ethical decision making integral to their work. In addition, the Board has adopted a Code of Business Conduct and Ethics for

Consultants and Contractors. The Audit Committee is responsible for monitoring compliance with these codes of ethics and policy through reports at the quarterly Committee meetings (when warranted) and any waivers or amendments thereto can only be made by the Board or a Board committee. These codes and the policy can be accessed through the Company's website under "About Agnico — Governance" at www.agnicoeagle.com.

        The Board has also adopted a Confidential Anonymous Complaint Reporting Policy, which provides procedures for officers and employees who believe that a violation of the Code of Business Conduct and Ethics or Anti-Corruption and Anti-Bribery Policy has occurred to report this violation on a confidential and anonymous basis. Complaints can be made internally to the General Counsel and Senior Vice-President, Legal or the Senior Vice-President, Finance and Chief Financial Officer. Complaints can also be made anonymously by telephone, e-mail or postal letter through a hotline provided by an independent third-party service provider. The Vice-President, Legal and Corporate Secretary periodically submits a report to the Audit Committee regarding the complaints, if any, received through these procedures.

        The Board believes that providing a procedure for employees and officers to raise concerns about ethical conduct on an anonymous and confidential basis fosters a culture of ethical conduct within the Company.

Nomination of Directors

        The Corporate Governance Committee, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new nominees for appointment or election to the Board. When considering a potential candidate, the Corporate Governance Committee considers the diversity, qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board, including diversity criteria established under the Board of Directors Diversity Policy as discussed in greater detail in this Circular under "Board of Directors Governance Matters". Based on the talent already represented on the Board, the Corporate Governance Committee then identifies the specific skills, personal qualities or experiences that a candidate should possess in light of the opportunities and risks facing the Company. The Corporate Governance Committee may maintain a list of potential director candidates for its future consideration and may engage outside advisors to assist in identifying potential candidates. Potential candidates are screened to ensure that they possess the requisite qualities, including integrity, business judgment and experience, business or professional expertise, independence from management, international experience, financial literacy, excellent communications skills, diversity and the ability to work well in a team situation. The Corporate Governance Committee also considers the existing commitments of a potential candidate to ensure that such candidate will be able to fulfill his or her duties as a Board member.

Compensation

        Remuneration paid to the Company's directors is set based on several factors, including time commitments, risk, workload and responsibility demanded by their positions. The Compensation Committee periodically reviews and fixes the amount and composition of the compensation of directors. For a summary of remuneration paid to directors, please see "Section 2: Business of the Meeting — Compensation of Directors and Other Information" in this Circular and the description of the Compensation Committee below.

Board Committees

        The Board has four Committees: the Audit Committee, the Compensation Committee, the Corporate Governance Committee and the Health, Safety, Environment and Sustainable Development Committee.

Audit Committee

        The Audit Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Dr. Baker (Chair), Mr. Leiderman and Mr. Sokalsky), each of whom is financially literate, as the term is used in the CSA's Multilateral Instrument 52-110 — Audit Committees. In addition, Mr. Leiderman and Mr. Sokalsky are Chartered Accountants; Mr. Leiderman is currently in private practice and Mr. Sokalsky, while retired, was formerly the Chief Financial Officer of Barrick Gold Corporation and the Board has determined that both of them qualify as audit committee financial experts, as the term is defined in the rules of the SEC. The education and experience of each member of the Audit Committee is set out under "Section 2: Business of the Meeting — Nominees for Election to the Board of Directors" in this Circular. Fees paid to the Company's auditors, Ernst & Young LLP, are set out under "Section 2: Business of the Meeting — Appointment of Auditors" in this Circular. The Audit Committee met five times in 2019.

        The Audit Committee has two primary objectives. The first is to advise the Board of Directors in its oversight responsibilities regarding:

  •
  the quality and integrity of the Company's financial reports and information;

  •
  the Company's compliance with legal and regulatory requirements;

  •
  the effectiveness of the Company's internal controls for finance, accounting, internal audit, ethics and legal and regulatory compliance;

  •
  the performance of the Company's auditing, accounting and financial reporting functions;

  •
  the fairness of related party agreements and arrangements between the Company and related parties; and

  •
  the independent auditors' performance, qualifications and independence.

        The second primary objective of the Audit Committee is to prepare the reports required to be included in the management information circular in accordance with applicable laws or the rules of applicable securities regulatory authorities.

        The Board has adopted an Audit Committee charter, which provides that each member of the Audit Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities. In addition, each member must be financially literate and at least one member of the Audit Committee must be an audit committee financial expert, as the term is defined in the rules of the SEC. The Audit Committee must pre-approve all audit and permitted non-audit services to be provided by the external auditors to the Company.

        The Audit Committee is responsible for reviewing all financial statements prior to approval by the Board, all other disclosure containing financial information and all management reports which accompany any financial statements. The Audit Committee is also responsible for all internal and external audit plans, any recommendation affecting the Company's internal controls, the results of internal and external audits and any changes in accounting practices or policies. The Audit Committee reviews any accruals, provisions, estimates or related party transactions that have a significant impact on the Company's financial statements and any litigation, claim or other contingency that could have a material effect upon the Company's financial statements. In addition, the Audit Committee is responsible for assessing management's programs and policies relating to the adequacy and effectiveness of internal controls over the Company's accounting and financial systems. The Audit Committee reviews and discusses with the Chief Executive Officer and Chief Financial Officer the procedures undertaken in connection with their certifications for annual filings in accordance with the requirements of applicable securities regulatory authorities. The Audit Committee is also responsible for recommending to the Board the external auditor to be nominated for shareholder approval who will be responsible for preparing audited financial statements and completing other audit, review or attest services. The Audit Committee also recommends to the Board the compensation to be paid to the external auditor and directly oversees its work. The Company's external auditor reports directly to the Audit Committee. The Audit Committee reports directly to the Board of Directors.

        The Audit Committee is entitled to retain (at the Company's expense) and determine the compensation of any independent counsel, accountants or other advisors to assist the Audit Committee in its oversight responsibilities.

Compensation Committee

        The Compensation Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Gemmell (Chair), Ms. Celej and Mr. Roberts). The Compensation Committee met six times in 2019.

        The Compensation Committee is responsible for, among other things:

  •
  recommending to the Board policies relating to compensation of the Company's executive officers;

  •
  recommending to the Board the amount and composition of annual compensation to be paid to the Company's executive officers;

  •
  matters relating to pension, Option, RSU, PSU and other incentive plans for the benefit of executive officers;

  •
  administering the Stock Option Plan, RSU Plan and PSU Plan;

  •
  reviewing and fixing the amount and composition of annual compensation to be paid to members of the Board and committees; and

  •
  reviewing and assessing the design and competitiveness of the Company's compensation and benefits programs generally.

        The Compensation Committee reports directly to the Board. The charter of the Compensation Committee provides that each member of the Compensation Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

        The Board considers Mr. Gemmell, Ms. Celej and Mr. Roberts particularly well-qualified to serve on the Compensation Committee given the expertise they have accrued during their business careers: Mr. Gemmell as a senior manager of divisions of a major financial services company (where part of his duties included assessing personnel and setting compensation rates); Ms. Celej as a manager of a team in a major financial corporation where part of her duties includes reviewing the executive compensation practices of various public companies as part of assessing investment suitability and also assessing internal personnel and setting compensation rates for her team; and Mr. Roberts who has served on the compensation committees of several publicly listed companies in the resource sector.

Corporate Governance Committee

        The Corporate Governance Committee is composed entirely of directors who are unrelated to and independent from the Company (currently, Mr. Roberts (Chair), Ms. Celej and Mr. Sokalsky). The Corporate Governance Committee met four times in 2019.

        The Corporate Governance Committee is responsible for, among other things:

  •
  evaluating the Company's governance practices;

  •
  developing its response to the Company's Statement of Corporate Governance and recommending changes to the Company's governance structures or processes as it may from time to time consider necessary or desirable;

  •
  reviewing on an annual basis the charters of the Board and of each committee of the Board and recommending any changes;

  •
  assessing annually the effectiveness of the Board as a whole and recommending any changes;

  •
  reviewing on a periodic basis the composition of the Board to ensure that there remain an appropriate number of independent directors; and

  •
  participating in the recruitment and recommendation of new nominees for appointment or election to the Board.

        The Corporate Governance Committee also provides a forum for a discussion of matters not readily discussed in a full Board meeting. The charter of the Corporate Governance Committee provides that each member of the Corporate Governance Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Health, Safety, Environment and Sustainable Development Committee

        The Health, Safety, Environment and Sustainable Development Committee is comprised of three directors who are unrelated to and independent from the Company (currently Ms. McCombe (Chair), Mr. Nasso and Mr. Riley). The Health, Safety, Environment and Sustainable Development Committee met four times in 2019.

        The Health, Safety, Environment and Sustainable Development Committee is responsible for, among other things:

  •
  monitoring and reviewing sustainable development, health, safety and environmental policies, principles, practices and processes;

  •
  monitoring and reviewing the management of tailings and designating one or more accountable executive officers for such purpose (who shall act in accordance with relevant guidelines set out by the Mining Association of Canada or other applicable industry associations or regulations);

  •
  overseeing sustainable development, health, safety and environmental performance; and

  •
  monitoring and reviewing current and future regulatory issues relating to sustainable development, health, safety and the environment.

        The Health, Safety, Environment and Sustainable Development Committee reports directly to the Board and provides a forum to review sustainable development, health, safety and environmental issues in a more thorough and detailed manner than could be adopted by the full Board. The Health, Safety, Environment and Sustainable Development Committee charter provides that a majority of the members of the Committee must be unrelated to and independent from the Company as determined by the Board in accordance with the applicable requirements of the laws governing the Company, the stock exchanges on which the Company's securities are listed and applicable securities regulatory authorities.

Assessment of Directors

        The Company's Corporate Governance Committee (see description of the Corporate Governance Committee above) is responsible for the assessment of the effectiveness of the Board as a whole and participates in the recruitment and recommendation of new nominees for appointment or election to the Board of Directors.

        The Board has a formal, comprehensive process to annually assess the performance of the Board as a whole, each Committee and each individual director, which is effected under the direction of the Corporate Governance Committee. A list of suggested topics for consideration is circulated to each director, which is followed by one-on-one meetings with the Board Chair. Various issues are reviewed and discussed, including Board and Committee structure and composition; succession planning; risk management; director skills, experience and competencies; individual director engagement and contributions; and Board and Committee process and effectiveness. These one-on-one meetings take place throughout the year and a summary of the comments is prepared. The summary is initially provided to the Chair of the Corporate Governance Committee and then shared with all directors and forms the basis for the annual Board/Committee/Director review and discussion at the Corporate Governance Committee meeting and the subsequent Board meeting held each December.

APPENDIX B

ADVISORY RESOLUTION ON APPROACH TO EXECUTIVE COMPENSATION

BE IT RESOLVED AS AN ADVISORY RESOLUTION THAT:

1.
on an advisory basis and not to diminish the role and responsibilities of the Board of Directors of the Company, the approach to executive compensation disclosed in this Circular is hereby accepted.

B-1